Exhibit 99.1 Itaú Corpbanca Investor Relations Itaú Corpbanca Announces Second Quarter 2019 Management Discussion & Analysis Report Santiago, Chile, July 31, 2019. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the second quarter ended June 30, 2019. The financial information included in the MD&A Report is based in our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. For the full MD&A Report, please refer to the following link: https://ir.itau.cl/files/doc_financials/quarterly_reports/2019/q2/Itaú-CorpBanca-2Q19-MD-A.pdf On Thursday, August 1, 2019, at 11:00 A.M. Santiago time (11:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Financial Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations. Conference Call Details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (877) 790-7811 (US Toll Free Dial In), or +1 (647) 689-5491 (Standard International Dial-In). Conference ID: 6858249# or quote “Itaú Corpbanca” to the operator. A telephonic replay of the conference call will be available Thursday, August 8, 2019, by dialing +1(800) 585-8367 or +1 (416) 621-4642 (Encore Dial In). Access Code: 6858249# Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://event.on24.com/wcc/r/2021467/013A00D85F3FF0DE2117D18F9425C397 About Itaú Corpbanca ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters. The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia –Banco Corpbanca Colombia and Helm Bank– becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process. As of June 30, 2019, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.2% market share. As of May 31, 2019, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.6%.
Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@corpbanca.cl
ir.itau.cl

Management Discussion & Analysis 2Q19 ir.itau.cl

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Table of Contents Management Executive Summary 7 Discussion Income Statement and Balance Sheet Analysis 17 & Analysis Managerial results—Breakdown by country 19 5 Managerial results—Breakdown for Chile 21 Page Managerial results—Breakdown for Colombia 32 Balance Sheet 43 Risk and Capital Management 49 Additional Information 51 Complete Financial Statements Access here

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Management Discussion & Analysis Management Discussion & Analysis

This report is based on Itaú CorpBanca reviewed financial statements for 2Q’19, 1Q’19 and 2Q’18 prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or “SBIF”, currently Financial Market Commission, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of June 30, 2019 of Ch678.42 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the SBIF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report as of for the three months ended June 30, 2019 and 2018, for the three months ended March 31, 2019 and as of and for the six-month periods ended June 30, 2019 and 2018 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. 6

Management Discussion & Analysis | Executive Summary

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based in our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our Management Model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended June 30, 2019 and 2018, for the three months ended March 31, 2019 and as of and for the six-month periods ended June 30, 2019 and 2018.

	In Ch$ million (except where indicated), end of period	2Q19	1Q19	2Q18	6M19	6M18
Results	Recurring Net Income	60,394	34,187	64,924	94,581	115,074
	Operating Revenues [1]	291,300	269,631	286,095	560,931	556,565
	Managerial Financial Margin	240,964	221,049	238,688	462,013	461,940
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	0.8%	0.5%	0.9%	0.7%	0.8%
	Recurring Return on Tangible Avg. equity (RoTAE) [2,4]	11.9%	6.9%	13.7%	9.4%	12.3%
	Recurring Return on Avg. assets (RoAA) [2]	0.8%	0.5%	0.9%	0.6%	0.8%
	Recurring Return on Avg. equity (RoAE) [2,5]	7.2%	4.1%	8.0%	5.7%	7.1%
	Risk Index (Loan loss allowances / Total loans)	3.1%	3.1%	3.2%	3.1%	3.2%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.2%	2.2%	2.3%	2.2%	2.3%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	1.9%	1.9%	2.1%	1.9%	2.1%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.2%	3.1%	2.9%	3.2%	2.9%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	141.1%	142.6%	140.2%	141.1%	140.2%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	54.0%	57.2%	54.9%	55.5%	55.8%
	Risk-Adjusted Efficiency Ratio (RAER)	67.2%	74.2%	69.2%	70.5%	71.1%
Balance Sheet	Total Assets	31,163,272	29,556,812	29,330,838		
	Gross Total Credit Portfolio	22,058,038	21,648,642	21,135,759		
	Total Deposits	14,584,157	14,307,795	14,037,192		
	Loan Portfolio / Total Deposits	151.2%	151.3%	150.6%		
	Shareholders Equity	3,377,074	3,338,116	3,270,559		
	Tangible Equity [4]	2,055,310	2,006,585	1,908,750		
Other	Headcount [6]	8,940	9,042	9,355		
	Chile	5,510	5,557	5,822		
	Colombia	3,430	3,485	3,533		
	Branches [7]	351	363	365		
	Chile	194	202	202		
	Colombia	157	161	163		
	ATM – Automated Teller Machines	633	635	640		
	Chile	464	463	466		
	Colombia	169	172	174		

Notes: **(1)** Operating Revenues = Managerial Financial Margin + Commissions and Fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible Equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Headcount for Chile includes employees of our New York branch and since 1Q'18 also from our RepOffices in Lima and Madrid; and headcount for Colombia includes employees of Itaú (Panamá). **(7)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú Corpbanca 7

Management Discussion & Analysis | Executive Summary

In Ch$ million (except where indicated), end of period		2Q19	1Q19	2Q18	6M19	6M18
Highlights	Total Outstanding shares (Thousands)	512,406,760	512,406,760	512,406,760	512,406,760	512,406,760
	Book Value per share (Ch$)	6.591	6.515	6.383	6.591	6.383
	Diluted Recurring Earnings per share (Ch$)	0.118	0.067	0.127	0.185	0.225
	Accounting Diluted Earnings per share (Ch$)	0.103	0.055	0.113	0.158	0.197
	Diluted Recurring Earnings per ADR (US$)	0.261	0.147	0.291	0.408	0.497
	Accounting Diluted Earnings per ADR (US$)	0.227	0.122	0.260	0.349	0.451
	Dividend (Ch$ million)	n.a.	51,614	n.a.	51,614	22,979
	Dividend per share (Ch$)	n.a.	0.1007	n.a.	0.1007	0.0448
	Gross Dividend per ADS (US$)	n.a.	0.2226	n.a.	0.2226	0.1110
	Market capitalization (Ch$ billion)	2,899.2	3,074.4	3,272.2	2,899.2	3,272.2
	Market capitalization (US$ billion)	4.3	4.5	5.0	4.3	5.0
	Solvency Ratio - BIS Ratio [8]	14.5%	14.3%	14.3%	14.5%	14.3%
	Shareholders' equity / Total assets	10.8%	11.3%	11.2%	10.8%	11.2%
	Shareholders' equity / Total liabilities	12.3%	12.8%	12.7%	12.3%	12.7%
Indicators	Ch$ exchange rate for US$1.0	678.42	680.44	653.02	678.42	653.02
	COP exchange rate for Ch$1.0	0.2113	0.2140	0.2232	0.2113	0.2232
	Monetary Policy Interest Rate - Chile [9]	2.6%	3.0%	2.5%	2.6%	2.5%
	Monetary Policy Interest Rate - Colombia [9]	4.3%	4.3%	4.3%	4.3%	4.3%
	Quarterly UF variation - Chile [10]	1.2%	-0.0%	0.7%	1.2%	1.3%
	Quarterly CPI variation - Chile	0.9%	0.6%	0.7%	1.6%	1.4%
	Quarterly CPI variation - Colombia	1.1%	1.6%	0.9%	2.7%	2.5%

Notes: (8) BIS Ratio= Regulatory capital / RWA, according to SBIF current definitions. **(9)** End of each period. **(10)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts .

Itaú Corpbanca

8

Management Discussion & Analysis | Executive Summary

Itaú

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch60,394 million in the second quarter of 2019 from an accounting net income of Ch$52,605 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:

Non-Recurring Events

In Ch$ million	2Q19	1Q19	2Q18	6M19	6M18
Net Income Attributable to Shareholders (Accounting)	**52,605**	**28,252**	**57,937**	**80,857**	**100,697**
Non-Recurring Events	**7,789**	**5,935**	**6,987**	**13,724**	**14,377**
(a) Restructuring Costs					588
(b) Transaction Costs	2,597	30	1,376	2,627	2,815
(c) Regulatory fines or penalties					
(d) Amortization of intangibles generated through business combinations	8,484	8,515	8,626	16,999	17,136
Tax Effects	(3,292)	(2,610)	(3,014)	(5,902)	(6,162)
Recurring Net Income Attributable to Shareholders (Managerial)	**60,394**	**34,187**	**64,924**	**94,581**	**115,074**

Events that we have considered non-recurring and at the same time not part of our business are the following:

(a) **Restructuring costs:** One-time integration costs.

(b) **Transactions costs:** Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(c) **Regulatory fines or penalties:** Any regulatory sanction either paid or reversed, such as the fine imposed by former SBIF (currently CMF) in 2015 that was reversed in 2017 and then again paid in December. 2018.

(d) **Amortization of Intangibles generated through business combinations:** Amortization of intangibles arising from business combination, such as costumer relationships.

Itaú Corpbanca 9

Management Discussion & Analysis Executive Summary Managerial Income Statement Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control. For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad –originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country -risk provisions; the provisions for assets received in lieu of payment; provisions and write -off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program. Management Discussion & Analysis Executive Summary [Graphic Appears Here] Net Income and Recurring Net Income Our recurring net income attributable to shareholders totaled Ch60,394 million in the second quarter of 2019 from an accounting net income of Ch$52,605 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below: Non-Recurring Events In Ch$ million 2Q19 1Q19 2Q18 6M19 6M18 Net Income Attributable to Shareholders (Accounting) 52,605 28,252 57,937 80,857 100,697 Non-Recurring Events 7,789 5,935 6,987 13,724 14,377 (a) Restructuring Costs 588 (b) Transaction Costs 2,597 30 1,376 2,627 2,815 (c) Regulatory fines or penalties (d) Amortization of intangibles generated through business combinations 8,484 8,515 8,626 16,999 17,136 Tax Effects (3,292) (2,610) (3,014) (5,902) (6,162) Recurring Net Income Attributable to Shareholders (Managerial) 60,394 34,187 64,924 94,581 115,074 Events that we have considered non-recurring and at the same time not part of our business are the following: Restructuring costs: One-time integration costs. Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses. Regulatory fines or penalties: Any regulatory sanction either paid or reversed, such as the fine imposed by former SBIF (currently CMF) in 2015 that was reversed in 2017 and then again paid in December. 2018. Amortization of Intangibles generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships. Itaú Corpbanca 9 For tax purposes, the Chilean Internal Revenue Service (“Servicio de Impuestos Internos” or SII) considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) amounts to US$1,437.51 million. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. Additionally , since January 2018 management has decided to hedge its exposure to translation of the valuation of its investment in its New York branch (US$140.05 million) with derivatives, also to be analyzed along with income tax expenses. These reclassifications enable us to carry out a business analysis from the management’s perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifi- cations . One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table o n page 11 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications. With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating e ffects of foreign exchange variations through financial instruments and includes the impact of all tax effects. As the consolidated financial statements for Itaú Corpbanca use the Chilean peso as functional currency, foreign currencies a re translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement. In the second quarter of 2019, the Chilean peso depreciated 1.3% against the Colombian peso compared to an appreciation of 0 .1% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian peso. We present below the foreign exchange vari ation of the Chilean peso against the U.S. dollar and the Colombian peso: Main foreign exchange variations of the Chilean peso U.S. dollar -0.3% +3.9% Ch$ 678.42 (2Q19/1Q19) (2Q19/2Q18) Colombian peso -1.3% -5.3% Ch$ 0.2113 (2Q19/1Q19) (2Q19/2Q18) 10

Management Discussion & Analysis Executive Summary Managerial Income Statement We present below a detailed reconciliation from our accounting income statements to our managerial income statements before a dding/deducting non recurring events as previously described. Despite this example has been prepared with 2Q19 figures, it can be used to rep licate any period: in Ch$ million 2Q’19 1 Interest Income 471,501 1 Interest Expense (245,518) Net Interest Income 225,983 2 Fees and commission income 62,899 4 Fees and commission expense (19,495) Net fee and commission income 43,404 1 Total financial transactions, net 18,243 1 Other operating income 14,476 Total operating income 302,106 3 Provision for Loan Losses (71,440) 3 Recoveries from loans written-off as losses 16,220 Net operating income 246,886 4 Personnel expenses (74,784) 4 Administrative expenses (59,908) 4 Depreciation and amortization (30,873) 4 Impairments (1) 4 Other operating expenses (16,760) Total operating expenses (182,326) Operating Income 64,560 1 Income from investments in other companies 1,234 Income before taxes 65,794 5 Income tax expense (9,721) Net Income 56,073 6 Minority interests (3,468) Net Income attributable to Shareholders 52,605 in Ch$ million 2Q’19 Operating Revenues 322.835 1 Managerial Financial Margin 259,936 Financial Margin with Clients 217,893 Financial Margin with the Market 42,043 2 Commissions and Fees 62,899 3 Cost of Credit (55,220) Provision for Loan Losses (71,440) Recoveries from Loans written-off as losses 16,220 4 Non-interest Expenses (201,821) Personnel Expenses (74,784) Administrative Expenses (96,164) Depreciation, Amortization and Impairment (30,873) Income before Tax and Minority Interests 65,794 5 Income tax expense (9,721) 6 Minority Interests in Subsidiaries (3,468) Net Income attributable to Shareholders 52,605 Corpbanca Itaú 11

Management Discussion & Analysis | Executive Summary

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2019

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Operating Revenues	**322,835**	**-**	**(362)**	**(30,223)**	**292,251**
Managerial Financial Margin	259,936	-	(362)	(17,659)	241,915
Financial Margin with Clients	217,893	-	-	(10,019)	207,874
Financial Margin with the Market	42,043	-	(362)	(7,641)	34,041
Commissions and Fees	62,899	-	-	(12,563)	50,336
Cost of Credit	**(55,220)**	**-**	**-**	**(2,172)**	**(57,392)**
Provision for Loan Losses	(71,440)	-	-	(2,213)	(73,653)
Recovery of Loans Written Off as Losses	16,220	-	-	(260)	15,960
Credit Value Adjustment (CVA)	0	-	-	301	301
Non-interest Expenses	**(201,821)**	**12,606**	**-**	**31,120**	**(158,095)**
Personnel Expenses	(74,784)	-	-	318	(74,466)
Administrative Expenses	(96,164)	-	-	9,056	(87,108)
Depreciation, Amortization and Impairment	(30,873)	12,606	-	21,746	3,479
Income before Tax and Minority Interests	**65,794**	**12,606**	**(362)**	**(1,275)**	**76,764**
Income Tax Expense	(9,721)	(3,856)	362	1,274	(11,941)
Minority Interests in Subsidiaries	(3,468)	(961)	-	(0)	(4,429)
Recurring Net Income	**52,605**	**7,789**	**-**	**(0)**	**60,394**

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2019

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Operating Revenues	**278,954**	**-**	**9,885**	**(19,208)**	**269,631**
Managerial Financial Margin	217,910	-	9,885	(6,745)	221,049
Financial Margin with Clients	206,062	-	-	(3,908)	202,154
Financial Margin with the Market	11,848	-	9,885	(2,838)	18,895
Commissions and Fees	61,044	-	-	(12,462)	48,582
Cost of Credit	**(47,857)**	**-**	**-**	**(13,782)**	**(61,639)**
Provision for Loan Losses	(59,067)	-	-	(14,729)	(73,796)
Recovery of Loans Written Off as Losses	11,210	-	-	462	11,672
Credit Value Adjustment (CVA)	-	-	-	484	484
Non-interest Expenses	**(197,398)**	**10,086**	**-**	**32,953**	**(154,359)**
Personnel Expenses	(72,956)	-	-	802	(72,154)
Administrative Expenses	(93,934)	-	-	24,086	(69,848)
Depreciation, Amortization and Impairment	(30,508)	10,086	-	8,065	(12,357)
Income before Tax and Minority Interests	**33,699**	**10,086**	**9,885**	**(37)**	**53,633**
Income Tax Expense	(3,033)	(3,180)	(9,885)	37	(16,061)
Minority Interests in Subsidiaries	(2,414)	(971)	-	-	(3,385)
Recurring Net Income	**28,252**	**5,935**	**-**	**-**	**34,187**

Itaú Corpbanca

12

Management Discussion & Analysis | Executive Summary

Itaú

2nd quarter of 2019 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	2Q19	1Q19	change		2Q18	change		6M19	6M18	change	
Operating Revenues	**291,300**	**269,631**	**21,669**	**8.0%**	**286,095**	**5,205**	**1.8%**	**560,931**	**556,565**	**4,366**	**0.8%**
Managerial Financial Margin	240,964	221,049	19,915	9.0%	238,688	2,276	1.0%	462,013	461,940	73	0.0%
Financial Margin with Clients	206,923	202,154	4,769	2.4%	196,174	10,750	5.5%	409,078	392,631	16,447	4.2%
Financial Margin with the Market	34,041	18,895	15,146	80.2%	42,514	(8,474)	-19.9%	52,936	69,309	(16,373)	-23.6%
Commissions and Fees	50,336	48,582	1,754	3.6%	47,407	2,929	6.2%	98,918	94,625	4,292	4.5%
Cost of Credit	**(57,353)**	**(61,639)**	**4,286**	**-7.0%**	**(58,983)**	**1,630**	**-2.8%**	**(118,992)**	**(119,995)**	**1,003**	**-0.8%**
Provision for Loan Losses	(73,645)	(73,796)	150	-0.2%	(81,239)	7,594	-9.3%	(147,441)	(151,643)	4,203	-2.8%
Recovery of Loans Written Off as Losses	15,991	11,672	4,319	37.0%	14,113	1,878	13.3%	27,663	22,899	4,764	20.8%
Credit Value Adjustment (CVA)	301	484	(183)	-37.9%	8,142	(7,841)	-96.3%	785	8,749	(7,964)	-91.0%
Non-interest Expenses	**(157,183)**	**(154,359)**	**(2,824)**	**1.8%**	**(157,197)**	**14**	**0.0%**	**(311,542)**	**(310,294)**	**(1,248)**	**0.4%**
Personnel Expenses	(74,561)	(72,154)	(2,407)	3.3%	(69,800)	(4,762)	6.8%	(146,715)	(139,841)	(6,874)	4.9%
Administrative Expenses	(67,925)	(69,848)	1,923	-2.8%	(77,344)	9,419	-12.2%	(137,772)	(151,121)	13,348	-8.8%
Depreciation, Amortization and Impairment	(14,697)	(12,357)	(2,340)	18.9%	(10,054)	(4,644)	46.2%	(27,055)	(19,333)	(7,722)	39.9%
Income before Tax and Minority Interests	**76,764**	**53,633**	**23,131**	**43.1%**	**69,914**	**6,850**	**9.8%**	**130,397**	**126,276**	**4,121**	**3.3%**
Income Tax Expense	(11,941)	(16,061)	4,120	-25.7%	(3,616)	(8,324)	230.2%	(28,002)	(8,588)	(19,414)	226.0%
Minority Interests in Subsidiaries	(4,429)	(3,385)	(1,044)	30.9%	(1,373)	(3,056)	222.5%	(7,814)	(2,613)	(5,200)	199.0%
Recurring Net Income	**60,394**	**34,187**	**26,207**	**76.7%**	**64,924**	**(4,531)**	**-7.0%**	**94,581**	**115,074**	**(20,493)**	**-17.8%**

Itaú Corpbanca 13

Management Discussion & Analysis Executive Summary Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Recurring Net Income Ch$ 60.4 billion for the 2Q19 Highlights in the quarter The recurring net income for the second quarter of 2019 amounted to Ch$60.4 billion, a 76.7% increase from the previous quarter, and the managerial return on Ch$ million average tangible equity was 11.9% as of June 30, 2019 as compared to 6.9% as of March 31, 2019. In Chile, while activity with clients remained consistent with the trend shown in the previous quarter as consumer loans maintained a double-digit annual growth rate and commercial loans sustained a gradual recovery towards overall system growth rates, results in the quarter were positively impacted by a positive UF variation. Higher inflation positively impacted results from both our banking-book and trading portfolios and decreased our effective tax rate. In addition, non-interest expenses increased 1.8% quarter-over-quarter, below our estimate of 2.8% for Chile’s CPI inflation for 2019, reflecting management’s focus on the efficient use of resources. For the fifth consecutive quarter our operations in Colombia positively contributed to our consolidated results due to a strong cost discipline and lower loan loss provisions. Highlights in 2Q19 Return on Average Tangible Equity1 11.9 % The annualized recurring return on average tangible equity reached 11.9% in the second quarter of 2019, 5.0 percentage points higher and a 1.8 percentage points lower when compared to the previous quarter and the second quarter of 2018, respectively. Average tangible shareholders’ equity totaled Ch$2,030.1 billion, a 1.7% increase compared to the previous quarter and a 7.5% increase compared to the second quarter of 2018. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached 0.8% in the second quarter of 2019, a 30 basis points increase compared to the previous quarter and 10 basis points decrease compared to the second quarter of 2018. (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. For further details by country see page 47 Itaú Corpbanca 14

Management Discussion & Analysis Executive Summary Financial Margin with Clients Cost of Credit Ch$ 206.9 billion Ch$ 57.4 billion Ch$ million Ch$ million Financial margin with clients increased 2.4% in the quarter due to (i) an The 7.0% decline in our cost of credit in the quarter is driven by lower increase in volume and spreads; and (ii) higher number of calendar days in the provisions in Colombia that more than offset the increase in provisions in quarter, which affects the accrual of the majority of our loan portfolio and certain of our corporate clients in Chile. Compared to the second quarter of deposits. 2018, cost of credit decreased by 2.8%, above our overall portfolio growth of 1.9%. When compared to the second quarter of 2018, our financial margin with clients increased 5.5% primarily supported by higher loan volumes in Chile with a higher yielding portfolio mix. For further details by country see pages 22 and 33 For further details by country see pages 25 and 36 Commissions and Fees Efficiency Ratio and Risk-Adjusted Efficiency Ratio Ch$ 50.3 billion 54.0 % Ch$ million Commissions and fees increased by 3.6% when compared to the first quarter Non-interest expenses presented a 1.8% expansion when compared to the of 2019, primarily due to higher credit operation fees. When compared to the previous quarter of 2019 on the back of higher depreciation and amortization. second quarter of 2018, commissions and fees increased by 6.2% mainly due When compared to the second quarter of 2018, expenses are flat. to higher credit and financial advisory fess. In the second quarter of 2019, our efficiency ratio reached 54.0%, an improvement of 3.3 percentage points from the previous quarter, explained by a 8.0% increase in operating revenues. Compared to the second quarter of 2018 there was an improvement of 90 basis points primarily due to higher operating revenues. The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 67.2%, an improvement of 7.0 percentage points from the previous quarter and a 200 basis point improvement from the second quarter of 2018. For further details by country see pages 24 and 35 For further details by country see pages 29 and 40 Itaú Corpbanca 15

Management Discussion & Analysis | Executive Summary

Itaú

2019 Macroeconomic Outlook

Our current economic expectations for 2019 for Chile and Colombia are shown below:


2016
2017
2018
2019
GDP
1.7%
1.3%
4.0%
2.4%
3.2%
2.1%
1.4%
2.6%
2.6%
3.3%
Loan Growth
5.6%
4.5%
10.2%
8-10%
12.2%
6.1%
5.8%
8-10%
Inflation
2.7%
2.3%
2.6%
2.8%
2.7%
5.8%
4.1%
3.2%
3.4%
Interest Rate
3.5%
2.5%
2.75%
3.5%
2.0%
7.50%
4.75%
4.25%
4.75%
4.00%
Current projection for 2019
Initial projection for 2019

2019 Forecast

We present below our forecast for 2019:

	Expected
Loan Growth	8.0% – 10.0%
Loan Mix[1]	Continued increasing retail in loan mix
Cost of Credit Risk[2]	0.7% – 0.8%
Adjusted Non-Interest Expenses	In line with inflation
Results from Colombia[3]	Continued recovery in profitability

1– Retail loans refers to mortgage and consumer loans; 2– Net provision for credit & counterparty risks; 3– Adjusted non-interest expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Corpbanca
16

Income Statement and Balance Sheet Analysis Management Discussion & Analysis

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Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown by Country

Highlight

The financial results of Itaú CorpBanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 2Q'19, 1Q'19 and 2Q'18:

In Ch$ million	2Q'19			1Q'19			Change		
	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**291,300**	**211,977**	**82,248**	**269,631**	**187,414**	**85,573**	**8.0%**	**13.1%**	**-3.9%**
Managerial Financial Margin	240,964	170,880	73,009	221,049	148,203	76,202	9.0%	15.3%	-4.2%
Financial Margin with Clients	206,923	146,516	60,407	202,154	140,814	61,340	2.4%	4.0%	-1.5%
Financial Margin with the Market	34,041	24,364	12,602	18,895	7,389	14,862	80.2%	229.7%	-15.2%
Commissions and Fees	50,336	41,097	9,239	48,582	39,211	9,371	3.6%	4.8%	-1.4%
Cost of Credit	**(57,353)**	**(41,950)**	**(15,403)**	**(61,639)**	**(36,572)**	**(25,067)**	**-7.0%**	**14.7%**	**-38.6%**
Provision for Loan Losses	(73,645)	(53,765)	(19,880)	(73,796)	(45,577)	(28,219)	-0.2%	18.0%	-29.5%
Recovery of Loans Written Off as Losses	15,991	11,514	4,477	11,672	8,520	3,152	37.0%	35.1%	42.0%
Credit Value Adjustment (CVA)	301	301	-	484	484	-	-37.9%	-37.9%	-
Non-interest Expenses	**(157,183)**	**(112,519)**	**(44,665)**	**(154,359)**	**(111,190)**	**(43,169)**	**1.8%**	**1.2%**	**3.5%**
Personnel Expenses	(74,561)	(52,502)	(22,059)	(72,154)	(49,872)	(22,282)	3.3%	5.3%	-1.0%
Administrative Expenses	(67,925)	(50,626)	(17,299)	(69,848)	(52,261)	(17,587)	-2.8%	-3.1%	-1.6%
Depreciation, Amortization and Impairment	(14,697)	(9,391)	(5,307)	(12,357)	(9,057)	(3,300)	18.9%	3.7%	60.8%
Income before Tax and Minority Interests	**76,764**	**57,509**	**22,180**	**53,633**	**39,651**	**17,338**	**43.1%**	**45.0%**	**27.9%**
Income Tax Expense	(11,941)	(4,695)	(8,036)	(16,061)	(10,462)	(6,505)	-25.7%	-55.1%	23.5%
Minority Interests in Subsidiaries	(4,429)	(41)	(4,388)	(3,385)	(6)	(3,379)	30.9%	608.2%	29.9%
Costs of hedge positions	-	-	(2,135)	-	-	(2,450)	-	-	-12,8%
Recurring Net Income	**60,394**	**52,774**	**7,620**	**34,187**	**29,184**	**5,003**	**76.7%**	**80.8%**	**52.3%**
Recurring Return on Managerial Tangible Equity	**11.9%**	**13.0%**	**7.6%**	**6.9%**	**7.3%**	**5.1%**	**505 bps**	**569 bps**	**247 bps**

In Ch$ million	2Q'19			2Q'18			Change		
	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**291,300**	**211,977**	**82,248**	**286,095**	**205,539**	**82,185**	**1.8%**	**3.1%**	**0.1%**
Managerial Financial Margin	240,964	170,880	73,009	238,688	167,646	72,671	1.0%	1.9%	0.5%
Financial Margin with Clients	206,923	146,516	60,407	196,174	134,309	61,865	5.5%	9.1%	-2.4%
Financial Margin with the Market	34,041	24,364	12,602	42,514	33,338	10,806	-19.9%	-26.9%	16.6%
Commissions and Fees	50,336	41,097	9,239	47,407	37,893	9,514	6.2%	8.5%	-2.9%
Cost of Credit	**(57,353)**	**(41,950)**	**(15,403)**	**(58,983)**	**(25,824)**	**(33,159)**	**-2.8%**	**62.4%**	**-53.5%**
Provision for Loan Losses	(73,645)	(53,765)	(19,880)	(81,239)	(45,804)	(35,435)	-9.3%	17.4%	-43.9%
Recovery of Loans Written Off as Losses	15,991	11,514	4,477	14,113	11,837	2,276	13.3%	-2.7%	96.7%
Credit Value Adjustment (CVA)	301	301	-	8,142	8,142	-	-96.3%	-96.3%	-
Non-interest Expenses	**(157,183)**	**(112,519)**	**(44,665)**	**(157,197)**	**(110,061)**	**(47,136)**	**0.0%**	**2.2%**	**-5.2%**
Personnel Expenses	(74,561)	(52,502)	(22,059)	(69,800)	(47,404)	(22,395)	6.8%	10.8%	-1.5%
Administrative Expenses	(67,925)	(50,626)	(17,299)	(77,344)	(55,235)	(22,109)	-12.2%	-8.3%	-21.8%
Depreciation, Amortization and Impairment	(14,697)	(9,391)	(5,307)	(10,054)	(7,422)	(2,632)	46.2%	26.5%	101.7%
Income before Tax and Minority Interests	**76,764**	**57,509**	**22,180**	**69,914**	**69,654**	**1,889**	**9.8%**	**-17.4%**	**1,074.0%**
Income Tax Expense	(11,941)	(4,695)	(8,036)	(3,616)	(7,166)	3,110	230.2%	-34.5%	-358.4%
Minority Interests in Subsidiaries	(4,429)	(41)	(4,388)	(1,373)	18	(1,391)	222.5%	-324.1%	215.4%
Costs of hedge positions	-	-	(2,135)	-	-	(1,190)	-	-	79.5%
Recurring Net Income	**60,394**	**52,774**	**7,620**	**64,924**	**62,506**	**2,418**	**-7.0%**	**-15.6%**	**215.1%**
Recurring Return on Managerial Tangible Equity	**11.9%**	**13.0%**	**7.6%**	**13.7%**	**16.7%**	**2.5%**	**-185 bps**	**-375 bps**	**513 bps**

[1] In nominal currency

Itaú Corpbanca

19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 2Q'19, 1Q´19 and 2Q'18 and as of June 30, 2019 and 2018 is presented below:

In Ch$ million	2Q'19	1Q'19	2Q'18	6M'19	6M'18
Net Income Attributable to Shareholders (Accounting)	**45,846**	**23,504**	**57,166**	**69,351**	**99,400**
(+) Non-recurring events	3,834	4,027	5,009	7,861	10,494
(+) Other results and overhead costs from Colombia in Chile (a)	958	(797)	(859)	161	(1,654)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	2,135	2,450	1,190	4,585	4,854
Recurring Net Income	**52,774**	**29,184**	**62,506**	**81,958**	**113,095**

	2Q'19	1Q'19	2Q'18	6M'19	6M'18
Net Income Attributable to Shareholders (Accounting)	**6,759**	**4,748**	**771**	**11,506**	**1,297**
(+) Non-recurring events	3,955	1,908	1,978	5,863	3,883
(+) Other results and overhead costs from Colombia in Chile (a)	(958)	797	859	(161)	1,654
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(2,135)	(2,450)	(1,190)	(4,585)	(4,854)
Recurring Net Income	**7,620**	**5,003**	**2,418**	**12,624**	**1,979**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.
(b) **Cost of Investment Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú Corpbanca 20

Management Discussion & Analysis Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

			change			change				change	
In Ch$ million	2Q'19	1Q'19	%	$	2Q'18	%	$	6M'19	6M'18	%	$
Operating Revenues	**211,977**	**187,414**	**13.1%**	**24,563**	**205,539**	**3.1%**	**6,438**	**399,391**	**405,223**	**-1.4%**	**(5,832)**
Managerial Financial Margin	170,880	148,203	15.3%	22,677	167,646	1.9%	3,234	319,083	327,989	-2.7%	(8,906)
Financial Margin with Clients	146,516	140,814	4.0%	5,702	134,309	9.1%	12,208	287,330	269,919	6.5%	17,411
Financial Margin with the Market	24,364	7,389	229.7%	16,975	33,338	-26.9%	(8,974)	31,752	58,070	-45.3%	(26,317)
Commissions and Fees	41,097	39,211	4.8%	1,886	37,893	8.5%	3,204	80,308	77,234	4.0%	3,074
Cost of Credit	**(41,950)**	**(36,572)**	**14.7%**	**(5,377)**	**(25,824)**	**62.4%**	**(16,126)**	**(78,522)**	**(55,667)**	**41.1%**	**(22,856)**
Provision for Loan Losses	(53,765)	(45,577)	18.0%	(8,188)	(45,804)	17.4%	(7,961)	(99,342)	(83,035)	19.6%	(16,307)
Recovery of Loans Written Off as Losses	11,514	8,520	35.1%	2,994	11,837	-2.7%	(323)	20,034	18,619	7.6%	1,415
Credit Value Adjustment (CVA)	301	484	-37.9%	(183)	8,142	-96.3%	(7,841)	785	8,749	-91.0%	(7,964)
Non-interest Expenses	**(112,519)**	**(111,190)**	**1.2%**	**(1,329)**	**(110,061)**	**2.2%**	**(2,457)**	**(223,709)**	**(218,958)**	**2.2%**	**(4,750)**
Personnel Expenses	(52,502)	(49,872)	5.3%	(2,630)	(47,404)	10.8%	(5,098)	(102,374)	(95,963)	6.7%	(6,411)
Administrative Expenses	(50,626)	(52,261)	-3.1%	1,635	(55,235)	-8.3%	4,609	(102,887)	(108,706)	-5.4%	5,819
Depreciation, Amortization and Impairment	(9,391)	(9,057)	3.7%	(333)	(7,422)	26.5%	(1,968)	(18,448)	(14,290)	29.1%	(4,158)
Income before Tax and Minority Interests	**57,509**	**39,651**	**45.0%**	**17,857**	**69,654**	**-17.4%**	**(12,145)**	**97,160**	**130,598**	**-25.6%**	**(33,438)**
Income Tax Expense	(4,695)	(10,462)	-55.1%	5,767	(7,166)	-34.5%	2,472	(15,157)	(17,515)	-13.5%	2,358
Minority Interests in Subsidiaries	(41)	(6)	608.2%	(35)	18	-324.1%	(59)	(46)	11	-	(58)
Recurring Net Income	**52,774**	**29,184**	**80.8%**	**23,590**	**62,506**	**-15.6%**	**(9,732)**	**81,958**	**113,095**	**-27.5%**	**(31,137)**

Itaú Corpbanca 21

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlight

- Financial margin with clients is higher due to an increase in volume and spreads as well as one more of calendar day.
- Financial margin with the market is higher primarily due to an increase in assets and liability management gains on the back of higher inflation in second quarter of 2019 (1.2% in 2Q 2019 vs 0.0% in 1Q 2019) partly offset by a negative trend in CVA due to lower interest rates in the United States.

Managerial Financial Margin

Financial Margin with Clients
Ch$ 146.5 million
▲ **+ 4.0%** (2Q19/1Q19)
▲ **+ 9.1%** (2Q19/2Q18)

Financial Margin with the Market
Ch$ 24.4 million
▲ **+ 229.7%** (2Q19/1Q19)
▼ **- 26.9%** (2Q19/2Q18)

Ch$ million



167,646
33,338
134,309
2Q18
160,739
28,163
132,576
3Q18
173,031
15,660
157,371
4Q18
148,203
7,389
140,814
1Q19
170,880
24,364
146,516
2Q19
Financial Margin with Clients
Financial Margin with Market

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banki ng and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Workin g capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown



140,814
1Q'19
124
1
Loan Portfolio Mix
3,999
2
Average Loan Portfolio, Loan Spreads and Liabilities Margin
972
3
Number of calendar days
(30)
Comercial spreads on derivatives and FX transactions with clients
292
Sale of student loans portfolio
346
4
Working Capital and other
146,516
2Q'19

1. **Mix of products (+Ch124 million):** continue increase in loan portfolio for individuals and very small and small companies contributed to a higher share of products for these segments in the total financial margin with clients.
2. **Average asset portfolio, assets spreads and liabilities margin (+Ch$3,999 million):** increase in weighted average spread of the loan portfolio was partially offset by the growth in the average portfolio.
3. **Number of calendar days (+Ch972 million)** one more calendar day during 2Q19.
4. **Working capital and other (+Ch$346 million)**: dividends received by our stock brokerage subsidiary derived from its share ownership in the Santiago Stock Exchange.

Itaú Corpbanca 22

Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients


3.3%
2.9%
2.8%
3.0%
3.0%
2.3%
2.2%
2.2%
2.2%
2.1%
2Q18
3Q18
4Q18
1Q19
2Q19
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	2Q19			1Q19		
	Average Balance	Financial Margin	Average Rate	Average Balance	Financial Margin	Average Rate
Financial Margin with Clients	**19,498,398**	**146,516**	**3.0%**	**19,020,679**	**140,814**	**3.0%**
Cost of Credit		(41,950)			(36,572)	
Risk-Adjusted Financial Margin with Clients	19,498,398	104,567	2.1%	19,020,679	104,242	2.2%

Financial Margin with Clients:

▲ + 1 bp

- Increase in weighted average spread of the loan portfolio.

Risk-Adjusted Financial Margin with Clients:

▼ - 7 bp

- Increase in weighted average spread of the loan portfolio was offset by increase in cost of credit in the quarter.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Financial margin with the market increased 229.7% in 2Q19 compared to 1Q19. This expansion was due to higher gains from asset and liability management due to a increase in inflation linked income driven by a +1.2% variation of the UF in the quarter. This was partly offset by the negative impact of the movement of interest rates on CVA.

Ch$ million


25,473
21,138
18,894
33,338
28,163
15,660
7,389
24,364
2Q18
3Q18
4Q18
1Q19
2Q19
Financial Margin with the Market
1-year moving average

UF net exposure (Ch$ trillion)


1.7
2.2
1.7
1.9
2.0
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19

UF — Unidad de Fomento (variation value)


0.7%
0.7%
0.8%
0.0%
1.2%
2Q18
3Q18
4Q18
1Q19
2Q19

Itaú Corpbanca 23

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the second quarter of 2019, commissions and fees amounted Ch$41.1 billion, a 4.8% increase from the previous quarter mainly driven by higher fees from credit and insurance brokerage. This effect was partially offset by a decrease in financial advisory fees that decreased Ch$1.5 billion or 43.8% quarter over quarter, as we experienced more cyclical behavior.

In Ch$ million	2Q19	1Q19	change		2Q18	change		6M19	6M18	change	
Insurance Brokerage	10,261	9,488	773	8.1%	10,227	34	0.3%	19,749	19,410	339	1.7%
Credit Operations and Guarantees Provided	9,825	7,589	2,236	29.5%	6,419	3,406	53.1%	17,413	12,465	4,948	39.7%
Current Accout Services and Overdraft Fees	9,353	9,604	(251)	-2.6%	9,340	13	0.1%	18,957	18,399	559	3.0%
Asset Management	3,848	3,737	112	3.0%	3,804	45	1.2%	7,585	7,578	7	0.1%
Financial Advisory	1,941	3,450	(1,510)	-43.8%	803	1,138	141.8%	5,391	5,520	(129)	-2.3%
Other	5,870	5,343	527	9.9%	7,301	(1,431)	-19.6%	11,213	13,863	(2,650)	-19.1%
Total Commissions and Fees	**41,097**	**39,211**	**1,886**	**4.8%**	**37,893**	**3,204**	**8.5%**	**80,308**	**77,234**	**3,074**	**4.0%**

Commissions and Fees Breakdown


2Q19
25%
24%
23%
9%
5%
14%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Accout Services and Overdraft Fees
Asset Management
Financial Advisory
Other


1Q19
24%
19%
24%
10%
9%
14%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Accout Services and Overdraft Fees
Asset Management
Financial Advisory
Other

Itaú Corpbanca 24

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

In Ch$ million	2Q19	1Q19	change		2Q18	change		6M19	6M18	change	
Net Provision for Loan Losses	(42,251)	(37,057)	(5,194)	14.0%	(33,966)	(8,285)	24.4%	(79,307)	(64,415)	(14,892)	23.1%
Provision for Loan Losses	(53,765)	(45,577)	(8,188)	18.0%	(45,804)	(7,961)	17.4%	(99,342)	(83,035)	(16,307)	19.6%
Recovery of Loans Written Off as Losses	11,514	8,520	2,994	35.1%	11,837	(323)	-2.7%	20,034	18,619	1,415	7.6%
Credit Value Adjustment (CVA)	301	484	(183)	-37.9%	8,142	(7,841)	-96.3%	785	8,749	(7,964)	-91.0%
Cost of Credit	**(41,950)**	**(36,572)**	**(5,377)**	**14.7%**	**(25,824)**	**(16,126)**	**62.4%**	**(78,522)**	**(55,667)**	**(22,856)**	**41.1%**

In the second quarter of 2019, cost of credit amounted to Ch$41.95 billion, a 14.7% increase from the previous quarter that is mainly explained by downgrades in certain of our corporate clients partly offset by an increase in recoveries.

Cost of Credit and Loan Portfolio


0.6
0.7
1.2
0.9
1.0
45,084
25,824
37,955
29,421
68,419
50,732
45,577
36,572
53,765
41,950
2Q18
3Q18
4Q18
1Q19
2Q19
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

At the end of the second quarter of 2019, our net provision for loan losses over loan portfolio increased to 1.0% from 0.9% compared to the previous quarter and increased from 0.6% when compared to the second quarter of last year.

Allowance for Loan Losses and Loan Portfolio


2.22
2.31
2.50
2.49
2.45
2.39
2.44
2.44
2.44
355,753
368,129
399,511
397,884
393,190
389,024
403,730
408,953
418,106
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
Allowances for loan losses (Ch$ million) - Chile
Allowances for loan losses / Loan portfolio (%)

As of June 30, 2019, our loan portfolio increased 2.4% from March 31, 2019, reaching Ch$17.3 trillion, whereas the allowance for loan losses increased 2.2% in the quarter, totaling Ch$418.1 billion. Therefore the ratio of allowance for loan losses to loan portfolio remained stable for the third consecutive quarter at 2.44%.

Itaú Corpbanca
25

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans


Ch$ million
383,973
414,355
462,015
487,307
487,163
471,364
452,947
473,725
477,998
282,875
296,775
336,895
352,312
344,809
318,693
309,094
324,333
324,752
Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Non-performing Loans over 90 days - Total
Non-performing Loans over 90 days - Chile

The portfolio of credits 90-day overdue increased Ch$419 million or 0.1% in the second quarter of 2019 driven by Ch$7,699 million or 13.0% increase in our students loans which are part of our commercial loan portfolio. Potential credit losses coming from these arrears are limited since these loans are government guaranteed. Our retail loans portfolio NPLs decreased by Ch$6,678 million or 4.1% due to a decrease in both mortgage and consumer loans.

The NPLs decreased Ch$20.1 billion or 6.3% from the same period of the previous year mainly explained by a Ch$22.0 billion decrease in the our commercial portfolio excluding student loans.

NPL Ratio (%) by Segments | over 90 days


2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

In the second quarter 2019, the NPL ratio over 90 days for consumer loans went down from 1.99% to 1.72%. The NPL ratio for mortgage loans also decreased from 1.78% to 1.67% compared to the previous quarter. This improvement comes as retail loan growth has been focused on mid to low risk individuals.

The NPL ratio increased by 2 basis point for commercial loans compared to the previous quarter from 1.95% to 1.97%. When excluding student loans from this portfolio, the commercial ex student loans NPL reached 1.40%, decreasing 12 basis points compared to the previous quarter.

NPL Ratio (%) | over 90 days


1.76
1.86
2.12
2.21
2.13
1.95
1.84
1.92
1.88
Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Chile

The NPL ratio of credits 90-day overdue decreased from 1.92% to 1.88% compared to the previous quarter. Compared to the same period of 2018, the ratio decreased 25 basis points driven by the aforementioned decreased in the commercial loans NPLs.

Coverage Ratio (%) | 90 days


126
124
119
113
114
122
131
126
129
Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19
Chile

As of June 30, 2019, the 90-day coverage ratio reached 129%, three percentage points up from the previous quarter driven by the decrease all NPLs segments.

Compared to June 30, 2018 the total 90-day coverage ratio increased 15 percentage points reflecting the aforementioned decreased in commercial loans NPLs.

Itaú Corpbanca 26

Management Discussion & Analysis Income Statement Analysis Loan Portfolio Write-Off NPL Creation Ch$ billion * Loan portfolio average balance of the two previous quarters. In the second quarter of 2019, the loan portfolio write-off totaled Ch$36.2 billion, In the second quarter of 2019, NPL Creation reached Ch$36.7 billion a 2.4% decreased compared to the previous quarter. The ratio of written-off down 29.8% compared to the previous period. operations to loan portfolio average balance reached 0.85%, down 3 basis points compared to the first quarter of 2019. NPL Creation Coverage Recovery of Loans Written-off as Losses Ch$ million In the second quarter of 2019, total NPL Creation coverage reached 147%, which means that the provision for loan losses in the quarter was higher than In the second quarter of 2019, income from recovery of loans written-off increased NPL Creation. The trend shown since 4Q16 demonstrates that our portfolio is Ch$3.0 billion, or 35.1%, from the previous quarter. still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans. When compared to second quarter of 2018, the income from recovery of loans written-off decreased Ch$323 million, or 2.7%, compared to the same period of the previous year. Itaú Corpbanca 27

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$112.5 billion in the quarter, a 1.2% increase from the previous quarter and a 2.2% increase in the twelve-month, below our estimate of 2.8% for Chile's CPI inflation for 2019.

In Ch$ million	2Q19	1Q19	change		2Q18	change		6M19	6M18	change	
Personnel expenses	(52,502)	(49,872)	(2,630)	5.3%	(47,404)	(5,098)	10.8%	(102,374)	(95,963)	(6,411)	6.7%
Administrative expenses	(50,626)	(52,261)	1,623	-3.1%	(55,235)	4,609	-8.3%	(102,887)	(108,706)	5,819	-5.4%
Personnel and Administrative Expenses	**(103,128)**	**(102,133)**	**(995**	**1.0%**	**(102,639)**	**(489)**	**0.5%**	**(205,260)**	**(204,669)**	**(592)**	**0.3%**
Depreciation, amortization and Impairment	(9,391)	(9,057)	(333)	3.7%	(7,422)	(1,968)	26.5%	(18,448)	(14,290)	(4,158)	29.1%
Total Non-interest Expenses	**(112,519)**	**(111,190)**	**(1,329)**	**1.2%**	**(110,061)**	**(2,457)**	**2.2%**	**(223,709)**	**(218,958)**	**(4,750)**	**2.2%**

Personnel Expenses

Personnel expenses totaled Ch$52.5 billion in the second quarter of 2019, a 5.3% increase when compared to the previous quarter mainly due to higher performance bonuses. Compared to the second quarter of 2018, there is a 10.8% increase in expenses also explained by higher performance bonuses and an increase in severances.

Administrative Expenses

Administrative expenses amounted to Ch$50.6 billion in the second quarter of 2019, a 3.1% decrease when compared to the previous quarter. When compared to second quarter of 2018, there was a 8.3% decrease in expenses.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$9.4 billion in the second quarter of 2019, an 3.7% increase when compared to the first quarter of 2019. When compared to the second quarter of 2018, there was an 26.5% increase, explained primarily by the investment made in development of software and systems which increased the base of intangibles on our balance sheet.

Headcount


5,958
5,974
5,848
5,813
5,822
5,788
5,685
5,557
5,510
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Chile

5,510
Headcount in Chile and New York at the end of the 2Q19

▼ **- 0.8%** (2Q19/1Q19)

▼ **- 5.4%** (2Q19/2Q18)

The total number of employees including the Itaú Corpbanca New York branch was 5,510 at the end of the second quarter of 2019 compared to 5,557 in the first quarter of 2019 and 5,822 at the end of the second quarter of 2018, a 5.4% reduction in headcount in the twelve-month period.

Itaú Corpbanca 28

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the cost of credit. Risk-Adjusted Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Efficiency Ratio = Managerial Financial Margin + Commission and Fees + Cost of Credit Efficiency Ratio Risk-Adjusted Efficiency Ratio In the second quarter of 2019, our efficiency ratio reached 53.1%, an improve- The risk-adjusted efficiency ratio, which also includes the cost of credit, ment of 6.2 percentage points when compared to the first quarter of 2018. reached 66.2% in the second quarter of 2019, an improvement of 7.5 per-This was mainly due to higher operating revenues mainly due to an increase centage points compared to the previous quarter as a result of higher operat-in financial margin with market driven by higher UF variation. ing revenues in the period as previously mentioned in this report, partially offset by a 14.7% increase in cost of credit. When compared to the second quarter of 2018, the efficiency ratio was almost flat (-40 basis points), explained by a 3.1% increase in operating revenues When compared to the second quarter of 2019, the risk-adjusted efficiency almost offset by a 2.2% increase in non-interest expenses. ratio deteriorated by 5.0 percentage points due a 62.4% increase in the cost of credit. Net Operating Profit Before Credit & Counterparty Losses Distribution The chart below shows the portions of operating revenues used to cover non -interest expenses and cost of credit. Itaú Corpbanca 29

Management Discussion & Analysis Income Statement Analysis

Distribution Network

Points of Service in Chile

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking.

Branches | Chile and New York

As of June 30, 2019 we had 194 branches, 8 branches or 4.0% less than in the first quarter of 2019. This is the second part of our enhanced branch network strategy meant to create additional savings after the Legal Day One (April 1, 2016).

In addition, starting in the fourth quarter 2017 we have further enhanced "Banco Condell" through the integration of 24 branches to "Itaú" spaces (one of them in the 2Q 2019), enabling not only cost and operating savings but increasing productivity and customer satisfaction.

As a result, the brand composition has changed. By the end of the second quarter of 2019 in Chile, we operated (i) 138 branch offices under the "Itaú" brand (24 exclusive for our segment Itaú Personal Bank, being one of them a digital branch); and (ii) 55 branches under the "Banco Condell" brand –our consumer finance division– (31 exclusive Condell branches and 24 integrated branches). We also have one branch in New York.



84
71
56
55
55
55
55
55
55
131
138
145
149
147
147
147
147
139
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Itaú
Banco Condell*

* Historical data prior to 4Q 2017 includes "CorpBanca" branches

Automated Teller Machines (ATMs) | Chile

By the end of the second quarter of 2019, the number of ATMs totaled 464 in Chile, stable in the quarter and a decrease of 32 ATMs or 6.5% since Legal Day One. Additionally, our customers had access to over 7,830 ATMs in Chile through our agreement with Redbanc.



343
245
234
50
34
14
14
13
12
150
221
235
420
432
450
450
450
452
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Itaú
Banco Condell*

* Historical data prior to 1Q 2018 includes "Corpbanca" ATM's.

Itaú Corpbanca 30

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlight

- At the end of the second quarter of 2019, our total consolidated credit portfolio in Chile reached Ch$17.3 trillion, an increase of 2.4% from the previous quarter and of 6.8% from the second quarter of 2018.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	2Q19	1Q19	change	2Q18	change
Wholesale lending	**11,529,985**	**11,251,074**	**2.5%**	**10,798,014**	**6.8%**
Commercial loans	9,897,268	9,624,539	2.8%	9,400,429	5.3%
Foreign trade loans	939,648	932,554	0.8%	799,908	17.5%
Leasing and factoring	693,069	693,981	-0.1%	597,677	16.0%
Retail lending	**5,786,612**	**5,652,001**	**2.4%**	**5,416,138**	**6.8%**
Residential Mortgage loans	**3,940,821**	**3,860,395**	**2.1%**	**3,773,303**	**4.4%**
Consumer loans	**1,845,791**	**1,791,606**	**3.0%**	**1,642,835**	**12.4%**
Consumer installment loans	1,270,650	1,212,802	4.8%	1,123,209	13.1%
Current account overdrafts	199,415	204,660	-2.6%	197,164	1.1%
Credit card debtors	375,205	373,603	0.4%	321,850	16.6%
Other loans and receivables	521	541	-3.7%	612	-14.9%
TOTAL LOANS	**17,316,597**	**16,903,075**	**2.4%**	**16,214,152**	**6.8%**

Our portfolio in Chile grew 6.8% year-over-year, showing a gradual convergence to the pace of the overall market. This comes as the result of the dynamics we've been highlighting in our previous reports .

Our commercial loans, which have been responsible for most of the overall underperformance since our merger, continue to converge to market pace as we concluded the reduction of non-core exposures and further strengthened client relationships and service levels. In the second quarter of 2019, this portfolio increased 2.5%, totaling Ch$11.53 trillion. We have grown our commercial portfolio at a pace of 6.8% in the last 12-month period ended June 30, 2019.

Our retail loan portfolio reached Ch$5.79 trillion at the end of the second quarter of 2019, an increase of 2.4% compared to the previous quarter. Our consumer loan portfolio continues to outperform the overall market speed by over 20%, leveraged by our segmentation strategy and improvements in digital offer and overall client service and should continue to lead our rebalance to a higher yielding portfolio mix. On the mortgage front, we expect to continue underperforming in the short-term as we redesign our operational model and value proposition for that product.

Thus, consumer loans reached Ch$1.85 trillion, an increase of 3.0% compared the previous quarter and 12.4% compared to the 12-month period ended June 30, 2019, lead by consumer installment loans growth. Residential mortgage loans reached Ch$3.94 trillion at the end of the second quarter of 2019, an increase of 2.1% compared to the previous quarter and of 4.4% compared to the 12-month period ended June 30, 2019.

In the second quarter of 2019, activity continued extensive strike at Codelco's third-largest mine in June limited improvement in 2Q19. Additionally, the still complex external environment continues to hamper global trade and Chilean growth. We expect GDP growth around 2.3% in 2Q19, up from 1.6% in 1Q19 but still well below potential, resulting in a widening of the output gap that we believe would convince the central bank to implement more rate cuts later this year (to 2.0%).

Inflation at the end of the second quarter sits well below the central bank's 3% target at 2.3%, while core measures were broadly unchanged at 2.1%.

Meanwhile, consumer and business confidence remain downbeat and government approval levels reached low terms. However, some advancement of the tax reform was achieved as the administration and legislators from the center-left Christian Democracy (DC) signed an agreement to proceed with the tax reform initiative. The proposal establishes a reintegrated tax regime in which shareholders can discount taxes paid by companies, which the government sees as key to boosting investment.

Itaú Corpbanca

31

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	2Q'19 Nominal Currency	2Q'19 Exchange Rate Effect[1]	2Q'19 Constant Currency	1Q'19 Nominal Currency	1Q'19 Exchange Rate Effect[1]	1Q'19 Constant Currency	% Change in Constant Currency	2Q'18 Nominal Currency	2Q'18 Exchange Rate Effect[1]	2Q'18 Constant Currency	% Change in Constant Currency
Operating Revenues	**82,248**	**412**	**82,660**	**85,573**	**(426)**	**85,147**	**-2.9%**	**82,185**	**(3,225)**	**78,960**	**4.7%**
Managerial Financial Margin	73,009	361	73,371	76,202	(374)	75,829	-3.2%	72,671	(2,837)	69,834	5.1%
Financial Margin with Clients	60,407	312	60,719	61,340	(287)	61,053	-0.5%	61,865	(2,411)	59,454	2.1%
Financial Margin with the Market	12,602	49	12,652	14,862	(87)	14,776	-14.4%	10,806	(426)	10,380	21.9%
Commissions and Fees	9,239	51	9,289	9,371	(53)	9,318	-0.3%	9,514	(388)	9,125	1.8%
Cost of Credit	**(15,403)**	**(68)**	**(15,471)**	**(25,067)**	**88**	**(24,979)**	**-38.1%**	**(33,159)**	**1,348**	**(31,812)**	**-51.4%**
Provision for Loan Losses	(19,880)	(89)	(19,970)	(28,219)	108	(28,111)	-29.0%	(35,435)	1,439	(33,996)	-41.3%
Recovery of Loans Written Off as Losses	4,477	22	4,499	3,152	(20)	3,132	43.7%	2,276	(91)	2,185	105.9%
Non-interest Expenses	**(44,665)**	**(147)**	**(44,811)**	**(43,169)**	**260**	**(42,909)**	**4.4%**	**(47,136)**	**1,937**	**(45,199)**	**-0.9%**
Personnel Expenses	(22,059)	(105)	(22,164)	(22,282)	103	(22,179)	-0.1%	(22,395)	889	(21,506)	3.1%
Administrative Expenses	(17,299)	(56)	(17,355)	(17,587)	67	(17,520)	-0.9%	(22,109)	877	(21,233)	-18.3%
Depreciation, Amortization and Impairment	(5,307)	14	(5,293)	(3,300)	90	(3,210)	64.9%	(2,632)	171	(2,460)	115.1%
Income before Tax and Minority Interests	**22,180**	**197**	**22,377**	**17,338**	**(78)**	**17,259**	**29.7%**	**1,889**	**59**	**1,949**	**1,048.3%**
Income Tax Expense	(8,036)	(74)	(8,110)	(6,505)	13	(6,492)	24.9%	3,110	(167)	2,943	-375.6%
Minority Interests in Subsidiaries	(4,388)	(79)	(4,467)	(3,379)	(16)	(3,395)	31.6%	(1,391)	31	(1,360)	228.5%
Costs of hedge positions	(2,135)	-	(2,135)	(2,450)	-	(2,450)	-12.8%	(1,190)	-	(1,190)	79.5%
Recurring Net Income	**7,620**	**44**	**7,665**	**5,003**	**(81)**	**4,923**	**55.7%**	**2,418**	**(76)**	**2,342**	**227.3%**

In Ch$ million	6M19 Nominal Currency	6M19 Exchange Rate Effect[1]	6M19 Constant Currency	6M18 Nominal Currency	6M18 Exchange Rate Effect[1]	6M18 Constant Currency	% Change in Constant Currency
Operating Revenues	**167,821**	**(15)**	**167,806**	**157,992**	**(3,511)**	**154,480**	**8.6%**
Managerial Financial Margin	149,212	(12)	149,199	140,601	(3,088)	137,513	8.5%
Financial Margin with Clients	121,747	25	121,772	122,712	(2,631)	120,081	1.4%
Financial Margin with the Market	27,465	(37)	27,427	17,889	(457)	17,433	57.3%
Commissions and Fees	18,609	(2)	18,607	17,391	(424)	16,967	9.7%
Cost of Credit	**(40,470)**	**20**	**(40,450)**	**(64,329)**	**1,402**	**(62,927)**	**-35.7%**
Provision for Loan Losses	(48,099)	19	(48,080)	(68,609)	1,517	(67,092)	-28.3%
Recovery of Loans Written Off as Losses	7,629	2	7,631	4,280	(115)	4,165	83.2%
Non-interest Expenses	**(87,833)**	**113**	**(87,720)**	**(91,336)**	**2,165**	**(89,171)**	**-1.6%**
Personnel Expenses	(44,341)	(2)	(44,343)	(43,878)	941	(42,937)	3.3%
Administrative Expenses	(34,886)	11	(34,875)	(42,415)	972	(41,443)	-15.8%
Depreciation, Amortization and Impairment	(8,607)	104	(8,502)	(5,043)	252	(4,791)	77.4%
Income before Tax and Minority Interests	**39,518**	**119**	**39,637**	**2,327**	**55**	**2,382**	**1,563.9%**
Income Tax Expense	(14,541)	(61)	(14,602)	7,131	(212)	6,919	-
Minority Interests in Subsidiaries	(7,767)	(95)	(7,862)	(2,625)	45	(2,580)	204.7%
Costs of hedge positions	(4,585)	-	(4,585)	(4,854)	-	(4,854)	-5.5%
Recurring Net Income	**12,624**	**(36)**	**12,587**	**1,979**	**(112)**	**1,867**	**574.1%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2113 per COP as of June 30, 2019.

Itaú Corpbanca 32

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Financial Margin

Highlight

- Financial margin with clients is lower due to a normalization derived from the sale of corporate assets as well as dividends received in the previous quarter partly offset by the growth in average portfolio and one more of calendar day.
- Financial margin with the market is lower driven primarily by lower gains in asset and liability management and trading results in the quarter.

Managerial Financial Margin

Financial Margin with Clients ▼ **- 0.5%** (2Q19/1Q19)
Ch$ 60.7 million ▲ **+ 2.1%** (2Q19/2Q18)

Financial Margin with the Market ▼ **- 14.4%** (2Q19/1Q19)
Ch$ 12.7 million ▲ **+ 21.9%** (2Q19/2Q18)


Ch$ million
69,384
10,380
59,454
68,231
9,520
58,711
70,485
8,211
62,273
75,829
14,776
61,053
73,371
12,652
60,719
2Q18
3Q18
4Q18
1Q19
2Q19
Financial Margin with Clients
Financial Margin with Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown


61,053
(187)
827
311
724
(2,009)
60,719
1
2
3
1Q19
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
2Q19

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

1 **Average asset portfolio, assets spreads and liabilities margin (+Ch$827 million):** growth in the average portfolio.

2 **Commercial spreads on derivatives and FX transactions with clients (+Ch724 million)**: benefits from FX transaction with clients.

3 **Working capital and other (-Ch$2,009 million)** associated with sale of corporate assets in 1Q 2019.

Itaú Corpbanca

33

Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients


3.9%
3.8%
4.0%
4.1%
3.9%
1.8%
2.4%
3.0%
2.4%
2.9%
2Q18
3Q18
4Q18
1Q19
2Q19
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	2Q19			1Q19		
	Average Balance	Financial Margin	Average Rate	Average Balance	Financial Margin	Average Rate
Financial Margin with Clients	6,338,057	60,719	3.9%	6,044,433	61,053	4.1%
Cost of Credit		(15,471)			(24,979)	
Risk-Adjusted Financial Margin with Clients	6,338,057	45,248	2.9%	6,044,433	36,074	2.4%

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

Financial Margin with Clients:

▼ - 26 bps

- Negative impact associated with sale of corporate assets in 1Q 2019.

Risk-Adjusted Financial Margin with Clients:

▲ + 45 bps

- Decrease in the rate of financial margin with clients was offset by the decrease in cost of credit.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Financial margin with the market decreased by 14.4% in 2Q19 compared to 1Q19. This decrease was due to by lower gains in assets and liability management and trading results in the period on the back of last quarter gains on available for sale investments.


Ch$ million
10,380
9,520
8,211
14,776
12,652
8,791
10,722
11,290
2Q18
3Q18
4Q18
1Q19
2Q19
Financial Margin with the Market
1-year moving average

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

Itaú Corpbanca 34

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the second quarter of 2019, commissions and fees amounted to Ch$9.3 billion, a 0.3% decrease from the previous quarter mainly driven by lower fees from insurance brokerage. This effect was partially offset by an increase in asset and cash management fees that were up by 10% and 11.4%, respectively, in the quarter.

In Ch$ million	2Q19	1Q19	change		2Q18	change		6M19	6M18	change	
Insurance Brokerage	1,694	1,955	(261)	-13.3%	1,504	190	12.6%	3,649	2,917	732	25.1%
Credit Operations and Guarantees Provided	1,183	1,272	(89)	-7.0%	1,061	123	11.6%	2,456	2,180	275	12.6%
Asset Management	3,089	2,809	280	10.0%	2,516	573	22.8%	5,899	4,944	955	19.3%
Financial Advisory	712	756	(44)	-5.8%	1,467	(755)	-51.5%	1,468	1,688	(220)	-13.1%
Cash Management	1,663	1,493	170	11.4%	1,499	164	10.9%	3,156	2,917	240	8.2%
Other	948	1,032	(84)	-8.2%	1,078	(131)	-12.1%	1,980	2,321	(341)	-14.7%
Total Commissions and Fees	**9,289**	**9,318**	**(29)**	**-0.3%**	**9,125**	**164**	**1.8%**	**18,607**	**16,967**	**1,640**	**9.7%**

Note: Commissions and fees for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

Commissions and Fees Breakdown

2Q19


10%
18%
13%
33%
8%
18%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other

1Q19


11%
21%
14%
30%
8%
16%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other

Itaú Corpbanca 35

Management Discussion & Analysis
Income Statement Analysis
Itaú

Cost of Credit

In Ch$ million	2Q19	1Q19	change		2Q18	change		6M19	6M18	change	
Provision for Loan Losses	(19,970)	(28,111)	8,141	-29.0%	(33,996)	14,027	-41.3%	(48,080)	(67,092)	19,012	-28.3%
Recovery of Loans Written Off as Losses	4,499	3,132	1,367	43.7%	2,185	2,314	105.9%	7,631	4,165	3,466	83.2%
Cost of Credit	**(15,471)**	**(24,979)**	**9,508**	**-38.1%**	**(31,812)**	**16,341**	**-51.4%**	**(40,450)**	**(62,927)**	**22,477**	**-35.7%**

Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

In the second quarter of 2019, cost of credit amounted to Ch$15.5 billion, a 38.1% decrease from the previous quarter. When compared to the second quarter of 2018, there was a 51.4% decrease due to lower cost of credit related to wholesale clients and an increase in loans written off recoveries.

Cost of Credit and Loan Portfolio


2.6
1.7
1.4
2.1
1.3
33,996
31,812
23,645
20,985
22,535
16,117
28,111
24,979
19,970
15,471
2Q18
3Q18
4Q18
1Q19
2Q19
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

Note: Provision from loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

At the end of the second quarter of 2019, our provision for loan losses over loan portfolio was 1.3%, a decrease of 80 basis points compared to the previous quarter and a decrease of 130 basis points compared to the second quarter of last year as we have been diligence in credit risk control. This trend shows a convergency to more normalized cost of credit levels for Colombia.

Allowance for Loan Losses and Loan Portfolio


5.27
5.28
5.83
6.40
6.02
5.72
5.63
5.72
5.44
260,736
250,544
279,786
285,952
274,249
262,766
261,762
263,222
256,479
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
Allowances for loan losses (Ch$ million) - Colombia
Allowances for loan losses / Loan portfolio (%)

Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

As of June 30, 2019, the loan portfolio increased by 1.2% in constant currency compared to March 31, 2019, reaching Ch$4.74 trillion, whereas the allowance for loan losses decreased 2.6% in the quarter, totaling Ch$256.5 billion. The ratio of allowance for loan losses to loan portfolio decreased from 5.72% as of March 31, 2019 to 5.44% as of June 30, 2019.

Itaú Corpbanca
36

Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans Ch$ million Note: NPLs for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019. The portfolio of credits 90 days overdue increased 3.9% in the second quarter of 2019 compared to previous quarter and 13.7% compared to same period of the previous year, driven by an increase in NPLs of commercial loans 90 days overdue. NPL Ratio (%) | over 90 days The NPL ratio of credits 90 days overdue increased 8 basis points in the second quarter of 2019 compared to the previous quarter, and reached 3.23% by the end of June 2019. Compared to the same period of 2018, the ratio increased 34 basis points, mainly due to the increase in the delinquency rates of commercial loans. Itaú Corpbanca NPL Ratio (%) by Segments | over 90 days In June 2019, the NPL ratio over 90 days for consumer loans decreased by 5 basis points reaching 1.89%. At the same time, the NPL ratio for mortgage loans increased by 4 basis points (from 4.27% to 4.31%) from the previous quarter. The NPL ratio also increased by 12 basis points for commercial loans from 3.27% to 3.39% compared to March 31, 2019. Coverage Ratio (%) | 90 days As of June 30, 2019, the 90-day coverage ratio reached 167%, a decrease of 11 percentage points compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 37 percentage points. It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio –given that for consolidation purposes only– our policy is to apply the most conservative provisioning rule between Chile and Colombia. 37

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio Write-Off


0.89
2.59
0.73
2.01
3.93
3.46
1.08
1.69
1.99
10.5
31.0
8.4
22.8
45.5
39.8
12.6
19.6
23.6
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
Write-off (Ch$ billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.

Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

In the second quarter of 2019, the loan portfolio write-off totaled Ch$23.6 billion, a 20.4% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 1.99%, 30 basis points increase compared to the first quarter of 2019.

NPL Creation


Ch$ billion
20.7
47.0
22.7
26.2
48.3
50.5
9.2
25.0
29.4
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
Colombia

Note: NPL creation for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

In the second quarter of 2019, NPL Creation reached Ch$29.4 billion up 17.6% compared to the previous period.

Recovery of Loans Written-off as Losses


Ch$ million
2,185
2,660
6,418
3,132
4,499
2Q18
3Q18
4Q18
1Q19
2Q19
Recovery of Loan Written-off as Losses (Ch$ million) - Colombia

Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

In this quarter, income from recovery of loans written-off as losses increased Ch$1.4 billion, or 43.6% from the previous quarter.

In the second quarter of 2019, the income from recovery of loans written-off as losses increased by Ch$2.3 billion or 105.9% compared to the same period of the previous year.

NPL Creation Coverage


65
48
583
112
73
2Q18
3Q18
4Q18
1Q19
2Q19
Colombia (%)

In the second quarter of 2019, total NPL Creation coverage reached 73%, down compared to the previous quarter. This means that the provision for loan losses in the quarter was lower than NPL Creation. The trend shown since 4Q16 reflects that our portfolio is still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Itaú Corpbanca 38

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$44.8 billion in the quarter, a 4.4% increase from the previous quarter on the back of higher amortization and depreciation and a 0.9% decrease the second quarter of 2019 due to lower administrative expenses.

In Ch$ million	2Q19	1Q19	change		2Q18	change		6M19	6M18	change	
Personnel expenses	(22,164)	(22,179)	15	-0.1%	(21,506)	(657)	3.1%	(44,343)	(42,937)	(1,406)	3.3%
Administrative expenses	(17,355)	(17,520)	165	-0.9%	(21,233)	3,878	-18.3%	(34,875)	(41,443)	6,568	-15.8%
Personnel and Administrative Expenses	**(39,519)**	**(39,699)**	**180**	**-0.5%**	**(42,739)**	**3,220**	**-7.5%**	**(79,218)**	**(84,380)**	**5,162**	**-6.1%**
Depreciation, amortization and impairment	(5,293)	(3,210)	(2,083)	64.9%	(2,460)	(2,832)	115.1%	(8,502)	(4,791)	(3,711)	77.4%
Total Non-interest Expenses	**(44,811)**	**(42,909)**	**(1,903)**	**4.4%**	**(45,199)**	**388**	**-0.9%**	**(87,720)**	**(89,171)**	**1,451**	**-1.6%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2113 per COP as of June 30, 2019.

Personnel Expenses

Personnel expenses reached Ch$22.2 billion in the second quarter of 2019, a 0.1% decrease when compared to the previous quarter. Compared to the second quarter of 2018, there is a 3.1% increase in expenses.

Administrative Expenses

Administrative expenses amounted to Ch$17.4 billion in the second quarter of 2019, a 0.9% decrease when compared to the previous quarter on the back of lower general expenses. When compared to second quarter of 2018, there was a 18.3% decrease in expenses primarily due to lower tax expenses and third-party services.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$5.3 billion in the second quarter of 2019, a 64.9% increase when compared to the first quarter of 2019. When compared to the second quarter of 2018, there was an 115.1% increase, explained primarily by the investment made in development of software and systems which increased the base of intangibles on our balance sheet.

Headcount


3,652
3,688
3,644
3,561
3,533
3,498
3,494
3,485
3,430
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Colombia

3,430
Headcount in Colombia and Panamá at the end of the 2Q19

▼ **- 1.6%** (2Q19/1Q19)

▼ **- 2.9%** (2Q19/2Q18)

The total number of employees including Itaú (Panama) was 3,430 at the end of the second quarter of 2019 compared to 3,485 in the first quarter of 2019 and 3,533 at the end of the second quarter of 2018, a 2.9% reduction in headcount for a 12-month period ended June 30, 2019.

Itaú Corpbanca 39

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses. Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2113 per COP as of June 30, 2019. Risk-Adjusted Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Efficiency Ratio = Managerial Financial Margin + Commissions and Fees + Cost of Credit Efficiency Ratio Risk-Adjusted Efficiency Ratio In the second quarter of 2019, our efficiency ratio reached 54.3%, a deteriora- The risk-adjusted efficiency ratio, which also includes the cost of credit, tion of 390 basis points when compared to the first quarter of 2019. This was reached 66.8% in the second quarter of 2019, an improvement of 4.5 percen-mainly due to lower operating revenues due to lower financial margin as well as tage points, compared to the previous quarter as a result of lower cost of higher non-interest expenses. credit which was partly offset by lower operating revenues and higher non- interest expenses in the period as previously mentioned in this report. When compared to the second quarter of 2018, the efficiency ratio improved 3.1 percentage points, explained by an increase in operating revenues on the When compared to the second quarter of 2018, the risk-adjusted efficiency back of higher financial margin and fees as well as lower non-interest expen- ratio improved by 29.3 percentage points due a 51.4% reduction in cost of ses. credit and a 4.7% increase in operating revenues. Net Operating Profit Before Loan Losses Distribution The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result fro m loan losses. Itaú Corpbanca 40

Management Discussion & Analysis Income Statement Analysis Distribution Network Points of Service in Colombia Automated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and By the end of the second quarter of 2019, the number of ATMs totaled products to our customers through diverse channels, including ATMs, 169 in Colombia, 1.7% lower compared to the first the quarter of 2019. branch offices, internet banking and telephone banking . Additionally, our customers had access to over 16,190 ATMs in Colombia through Colombia’s financial institutions. Branches | Colombia and Panama As of June 30, 2019 we had 157 branches in both Colombia and Panama under the brand “Itaú”, 4 branches or 2.5% less compared to the previous quarter , totaling 15 branches or 8.7% lower since the commencement of the integration process in the second quarter of 2017. The process began in May 2017 with the introduction of the “Itaú” brand in the retail market which was completed after the rebranding of the Helm’s branch network. By the third quarter of 2017 we started the branch network migration with a pilot test. The process continued with 77% braches migrated by fourth quarter 2017 and it was fully completed in January 2018, earlier than expected. Itaú Corpbanca 41

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlight

- Excluding the effect of the foreign exchange variation, at the end of the second quarter of 2019, the Colombian portfolio increased 1.2% and reached Ch$4.74 trillion when compared to the previous quarter and increased 1.8% during the 12-month period ended June 30, 2019.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	2Q19	1Q19	change	2Q18	change
Wholesale lending	**3,263,634**	**3,214,246**	**1.5%**	**3,177,692**	**2.7%**
Commercial loans	2,772,023	2,741,498	1.1%	2,696,776	2.8%
Current account overdrafts	14,988	14,449	3.7%	23,357	-35.8%
Leasing and factoring	449,412	445,907	0.8%	445,585	0.9%
Other loans and receivables	27,211	12,392	119.6%	11,975	127.2%
Retail lending	**1,477,807**	**1,471,447**	**0.4%**	**1,481,518**	**-0.3%**
Residential Mortgage loans	**606,117**	**594,382**	**2.0%**	**560,773**	**8.1%**
Housing leasing	311,877	308,458	1.1%	300,332	3.8%
Other mortgage loans	294,240	285,924	2.9%	260,441	13.0%
Consumer loans	**871,690**	**877,065**	**-0.6%**	**920,744**	**-5.3%**
Consumer loans payments	697,415	703,159	-0.8%	746,684	-6.6%
Current account overdrafts	2,783	2,763	0.7%	3,123	-10.9%
Credit card debtors	120,805	118,291	2.1%	105,128	14.9%
Leasing consumer	3,834	4,588	-16.4%	8,017	-52.2%
Other loans and receivables	46,853	48,263	-2.9%	57,791	-18.9%
TOTAL LOANS	4,741,441	4,685,693	1.2%	4,659,209	1.8%

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange ra te variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2113 per COP as of June 30, 2019.

After the fifth consecutive quarter of a positive contribution in results, the main challenge now for our Colombian operation is to resume the expansion of our portfolio and business volumes.

In terms of wholesale lending, the loan portfolio increased 1.5% in the second quarter of 2019, totaling Ch$3.26 trillion.

Our retail loan portfolio reached Ch$1.48 trillion at the end of the second quarter of 2019, an increase of 0.4% compared to the previous quarter. Residential mortgage loans reached Ch$606.1 billion at the end of the second quarter of 2019, an increase of 2.0% compared to the previous quarter and of 8.1% compared to the 12-month period ended June 30, 2019. On the other hand, consumer loans reached Ch$871.7 billion, down 0.6% compared the previous quarter and 5.3% compared to the 12-month period ended June 30, 2019.

The Colombian government currently estimates a GDP growth of 3.6% for 2019 (3.4% in 2018 update; Itaú: 2.6%), while an acceleration to 4% next year is predicted (3.6% previously; Itaú: 2.8%).

The expected positive impact of the recent the tax reform (affecting capital costs) on investment drives the optimism. We note that the challenges in 2020 and beyond are considerable and debt stabilization will be difficult without reforms.

As expected, the board of the Central Bank of Colombia kept the interest rate at 4.25% in June, but we observed a handful of dovish signs. One indication was that the reference of the current 4.25% rate being "slightly expansionary" was removed, while another was that the board now expressed uncertainty over the size of the output gap and the speed that it would narrow (previously there was only doubt on the latter).

Meanwhile, a road blockage from the collapse of a highway bridge is likely to transitorily raise inflationary pressures (we now see yearend inflation at 3.4%, versus 3.2% previously), with convergence to the 3% target next year expected to be aided by broadly anchored inflation expectations and limited demand pressures. Overall, a widening output gap and controlled inflation could lead the central bank to cut rates later this year (to 3.5% by 1H2020).

Itaú Corpbanca 42

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	2Q19	1Q19	change	2Q18	change
Cash and deposits in banks	1,186,569	852,518	39.2%	1,036,516	14.5%
Cash items in process of collection	553,067	569,204	-2.8%	644,703	-14.2%
Trading investments	201,677	222,802	-9.5%	37,554	437.0%
Investments under resale agreements	163,152	30,234	439.6%	118,108	38.1%
Financial derivatives contracts	2,050,191	1,309,222	56.6%	1,223,978	67.5%
Interbank loans, net	111,551	309,263	-63.9%	111,259	0.3%
Loans and accounts receivable from customers, net of loan loss allowances	21,383,453	20,973,104	2.0%	20,452,875	4.5%
Available-for-sale investments	2,662,534	2,393,890	11.2%	2,929,029	-9.1%
Held-to-maturity investments	201,547	211,097	-4.5%	282,366	-28.6%
Investments in associates and other companies	9,724	9,769	-0.5%	10,782	-9.8%
Intangible assets[1]	1,595,390	1,607,493	-0.8%	1,637,750	-2.6%
Property, plan and equipment	253,593	257,607	-1.6%	124,527	103.6%
Current taxes	130,371	125,921	3.5%	143,582	-9.2%
Deferred taxes	158,760	162,589	-2.4%	165,529	-4.1%
Other assets	501,693	522,099	-3.9%	412,280	21.7%
Total Assets	**31,163,272**	**29,556,812**	**5.4%**	**29,330,838**	**6.2%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the second quarter of 2019, our assets totaled Ch$31.2 trillion, an increase of Ch$1,606.5 billion or 5.4% from the previous quarter mainly driven by higher derivatives and repos, and loans as presented below:



Ch$ billion
(16)
1,112
238
(198)
410
60
1,606
Cash items in process of collection
Derivatives and Repos
Securities Investment portfolio*
Interbank loans, net
Loan portfolio, net
Total other assets**
Assets Change Jun-19 - Mar-19

Compared to the previous year, total assets increased by Ch$1,832.4 billion or 6.2%. The main changes are presented below:



Ch$ billion
(92)
688
(183)
0
931
488
1,832
Cash items in process of collection
Derivatives and Repos
Securities Investment portfolio*
Interbank loans, net
Loan portfolio, net
Total other assets**
Assets Change Jun-19 - Jun-18

* **Securities Investment portfolio**: Trading investments, available-for-sale investments, held-to-maturity investments.
** **Total other assets**: Cash and deposits in banks, investments under resale agreements, financial derivatives contracts, investments in associates and other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets.

Asset Breakdown
June 30, 2019

Ch$ 31.2 billion

▲ **5.4%** (vs. Mar-19)

▲ **6.2%** (vs. Jun-18)



5.1%
0.5%
3.0%
6.6%
9.8%
4.2%
70.8%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 24.5 billion
▲ **6.4%** (Jun-19 vs. Mar-19)
▲ **8.7%** (Jun-19 vs. Jun-18)

Ch$ 6.7 billion
▲ **1.9%** (Jun-19 vs. Mar-19)
▼ **1.9%** (Jun-19 vs. Jun-18)



Ch$ billion
28,962
29,137
28,061
28,733
29,331
29,075
29,456
29,557
31,163
24%
24%
22%
23%
23%
23%
23%
22%
21%
76%
76%
78%
77%
77%
77%
77%
78%
79%
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Chile
Colombia

Itaú Corpbanca 43

Management Discussion & Analysis | Balance Sheet

Liabilities

In Ch$ million, end of period	2Q19	1Q19	change	2Q18	change
Deposits and other demand liabilities	4,416,783	4,341,345	1.7%	4,148,966	6.5%
Cash items in process of being cleared	469,500	518,443	-9.4%	600,372	-21.8%
Obligations sold under repurchase agreements	936,159	706,299	32.5%	1,008,074	-7.1%
Time deposits and other time liabilities	10,167,374	9,966,450	2.0%	9,888,226	2.8%
Financial derivatives contracts	1,813,994	1,088,654	66.6%	1,047,276	73.2%
Interbank borrowings	2,284,729	2,277,389	0.3%	2,346,109	-2.6%
Issued debt instruments	6,572,404	6,305,812	4.2%	6,021,007	9.2%
Other financial liabilities	11,957	10,764	11.1%	10,885	9.8%
Current taxes	-	1,418	-	643	-
Deferred taxes	2,639	617	327.7%	888	197.2%
Provisions	181,830	163,391	11.3%	207,464	-12.4%
Other liabilities[1]	701,538	611,951	14.6%	553,382	26.8%
Total Liabilities	**27,558,907**	**25,992,533**	**6.0%**	**25,833,292**	**6.7%**
Attributable to Shareholders	**3,377,074**	**3,338,116**	**1.2%**	**3,270,559**	**3.3%**
Non-controlling interest	227,291	226,163	0.5%	226,987	0.1%
Total Equity and Liabilities	**31,163,272**	**29,556,812**	**5.4%**	**29,330,838**	**6.2%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the second quarter of 2019, compared to the previous quarter, are presented in the chart below:


Ch$ billion
(49)
230
7
201
267
951
1,606
Cash items in process of being cleared
Obligations sold under repurchase agreements
Interbank borrowings
Time deposits and other time liabilities
Debt issued
Total other liabilities*
Total equity and liabilities Change Jun-19 - Mar-19

Compared to the previous year, the main changes in liabilities are highlighted as: follows:


Ch$ billion
(131)
(72)
(61)
279
551
1,266
1,832
Cash items in process of being cleared
Obligations sold under repurchase agreements
Interbank borrowings
Time deposits and other time liabilities
Debt issued
Total other liabilities*
Total equity and liabilities Change Jun-19 - Jun-18

* **Total other liabilities:** Financial derivatives contracts, deposits and other demand liabilities, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca 44

Management Discussion & Analysis | Balance Sheet by Currency

Itaú

Balance Sheet by Currency

Assets | June 30, 2019

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	1,186,569	490,140	210,177	-	279,963	696,429
Cash items in process of collection	553,067	551,309	287,225	-	264,084	1,758
Trading investments	201,677	105,043	105,043	-	-	96,634
Investments under resale agreements	163,152	15,067	15,067	-	-	148,085
Financial derivatives contracts	2,050,191	1,951,628	1,333,587	218,083	399,958	98,563
Interbank loans, net	111,551	71,530	(85)	-	71,615	40,021
Loans and accounts receivable from customers, net of loan loss allowances	21,383,453	16,898,491	5,643,222	8,302,115	2,953,154	4,484,962
Available-for-sale investments	2,662,534	1,993,548	1,441,019	475,168	77,361	668,986
Held-to-maturity investments	201,547	134,739	-	-	134,739	66,808
Investments in associates other companies	9,724	6,234	6,234	-	-	3,490
Intangible assets	1,595,390	1,426,318	1,425,152	-	1,166	169,072
Property, plant and equipment	253,593	240,630	240,183	-	447	12,963
Current taxes	130,371	69,840	69,416	-	424	60,531
Deferred taxes	158,760	158,450	142,387	-	16,063	310
Other assets	501,693	403,703	224,125	28,049	151,529	97,990
Total Assets	**31,163,272**	**24,489,517**	**10,972,957**	**9,158,505**	**4,358,055**	**6,673,755**

Liabilities | June 30, 2019

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	4,416,783	2,562,976	2,095,790	3,353	463,833	1,853,807
Cash items in process of being cleared	469,500	469,500	243,956	-	225,544	-
Obligations sold under repurchase agreements	936,159	365,036	363,878	-	1,158	571,123
Time deposits and other time liabilities	10,167,374	8,058,166	6,807,010	437,785	813,371	2,109,208
Financial derivatives contracts	1,813,994	1,726,645	1,073,655	266,538	386,452	87,349
Interbank borrowings	2,284,729	1,653,985	180,025	-	1,473,960	630,744
Issued debt instruments	6,572,404	5,963,219	598,182	4,850,083	514,954	609,185
Other financial liabilities	11,957	11,957	11,947	10	-	-
Current taxes	-	(253)	(253)	-	-	253
Deferred taxes	2,639	13	(293)	-	306	2,626
Provisions	181,830	110,661	104,065	-	6,596	71,169
Other liabilities	701,538	653,254	457,150	117,323	78,781	48,284
Total Liabilities	**27,558,907**	**21,550,383**	**11,766,979**	**5,811,170**	**3,972,234**	**6,008,524**
Capital	1,862,826	1,779,076	1,779,076	-	-	83,750
Reserves	1,290,131	652,500	652,500	-	-	637,631
Valuation adjustment	11,175	558	558	-	-	10,617
Retained Earnings:	**212,942**					
Retained earnings or prior years	156,342	232,713	232,713	-	-	(76,371)
Income for the period	80,857	63,551	(48,507)	109,200	2,858	17,306
Minus: Provision for mandatory dividend	(24,257)	(15,612)	(15,612)	-	-	(8,645)
Equity attributable to shareholders	3,377,074	2,712,786	2,600,728	109,200	2,858	664,288
Non-controlling interest	227,291	226,348	226,348	-	-	943
Total Equity	**3,604,365**	**2,939,134**	**2,827,076**	**109,200**	**2,858**	**665,231**
Total Liabilities and Equity	**31,163,272**	**24,489,517**	**14,594,055**	**5,920,370**	**3,975,092**	**6,673,755**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca

45

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- By the end of the second quarter of 2019, our total credit portfolio reached Ch$22.1 trillion, increasing 1.9% from the previous quarter and 4.4% from the same period of the previous year. The increase was driven by higher wholesale and retail lending in Chile.
- In constant currency, total loans in Colombia increased 1.2% in the second quarter of 2019 and increased 1.8% in the 12-month period ended June 30, 2019. The increase in 2Q19 was mainly driven by a 1.5% wholesale lending increase in the period as well as higher mortgage loans. (See details on page 42)

In Ch$ million, end of period	2Q19	1Q19	change	2Q18	change
Wholesale lending	**14,793,619**	**14,506,392**	**2.0%**	**14,154,667**	**4.5%**
Chile	**11,529,985**	**11,251,074**	**2.5%**	**10,798,014**	**6.8%**
Commercial loans	9,897,268	9,624,539	2.8%	9,400,429	5.3%
Foreign trade loans	939,648	932,554	0.8%	799,908	17.5%
Leasing and Factoring	693,069	693,981	-0.1%	597,677	16.0%
Colombia	**3,263,634**	**3,255,318**	**0.3%**	**3,356,653**	**-2.8%**
Commercial loans	2,814,222	2,803,713	0.4%	2,885,974	-2.5%
Leasing and Factoring	449,412	451,605	-0.5%	470,679	-4.5%
Retail lending	**7,264,419**	**7,142,250**	**1.7%**	**6,981,092**	**4.1%**
Chile	**5,786,612**	**5,652,001**	**2.4%**	**5,416,138**	**6.8%**
Consumer loans	1,845,791	1,791,606	3.0%	1,642,835	12.4%
Residential mortgage loans	3,940,821	3,860,395	2.1%	3,773,303	4.4%
Colombia	**1,477,807**	**1,490,249**	**-0.8%**	**1,564,954**	**-5.6%**
Consumer loans	871,690	888,272	-1.9%	972,599	-10.4%
Residential mortgage loans	606,117	601,977	0.7%	592,355	2.3%
TOTAL LOANS	**22,058,038**	**21,648,642**	**1.9%**	**21,135,759**	**4.4%**
Chile	**17,316,597**	**16,903,075**	**2.4%**	**16,214,152**	**6.8%**
Colombia	**4,741,441**	**4,745,567**	**-0.1%**	**4,921,607**	**-3.7%**


Loan Portfolio - Breakdown
Consumer 18%
Mortgage 13%
Commercial 69%
Colombia 21%
Chile 79%
Mortgage 23%
Consumer 11%
Commercial 66%

Credit Portfolio - Currency Breakdown

Ch$ billion


Jun-17 5,879 7,635 7,489 21,003
Sep-17 5,871 7,678 7,270 20,819
Dec-17 5,977 7,694 6,733 20,404
Mar-18 5,976 7,704 6,934 20,614
Jun-18 5,986 7,765 7,385 21,136
Sep-18 6,001 7,796 7,363 21,159
Dec-18 6,067 7,785 7,651 21,503
Mar-19 5,993 8,016 7,639 21,649
Jun-19 6,049 8,302 7,707 22,058
Ch$ UF FX

As of June 30, 2019, Ch$7,707 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 0.9% in this quarter, mainly due to the 2.5% nominal increase in our US dollar denominated or U.S. dollar indexed credit portfolio –which represents 38% of our total foreign currency loans. In the 2Q19, US dollar variation was 4.3% or Ch$29 per dollar.

Itaú Corpbanca 46

Management Discussion & Analysis Balance Sheet NPL Ratio (90 days overdue) by segment By the end of the second quarter of 2019, our total consolidated NPL ratio for operations 90 days overdue reached 2.17%, a decrease of 2 basis points from the previous quarter and of 13 basis points from the same period of 2018. The NPL ratio increased by 3 basis points for commercial loans from 2.25% to 2.28% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 1.93%, stable compared to first quarter of 2018. The NPL ratio for mortgage loans decreased by 9 basis points from 2.12% to 2.03% and consumer loans decreased by 20 basis points from 1.97% to 1.77%, in the quarter. Tangible Equity Breakdown The chart below shows the calculation of the average tangible Shareholders Equity or “Managerial Equity” which we use to determine the RoTAE. 2Q19 Average Balance (Ch$ billion) Itaú Corpbanca 47

Management Discussion & Analysis | Balance Sheet

Itaú

Funding

Highlights

- Total funding, including interbank deposits, amounted to Ch$24.4 trillion by the end of the second quarter of 2019, a 3.3% increase compared to the previous quarter accordingly to the total assets evolution in the period.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. Our funding strategy for the period of time covered by this report has changed as we sought longer tenor maturity and diversification.
- In this context, Itaú Corpbanca successfully placed US$821 million senior bonds in the local market in the 12-month period ended June 30, 2019. The latter compares with US$1,546 million and US$573 million issuances for full years 2017 and 2018. Our strategy in terms of bond issuances is to seek for longer maturity tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds. The tenors of the bonds issued during the last 12-month period are set forth in the chart below.

In Ch$ million, end of period	2Q19	1Q19	change	2Q18	change
Deposits and other demand liabilities	4,416,783	4,341,345	1.7%	4,148,966	6.5%
Time deposits and saving accounts	10,167,374	9,966,450	2.0%	9,888,226	2.8%
Investments sold under repurchase agreements	936,159	706,299	32.5%	1,008,074	-7.1%
Letters of credit	46,975	49,814	-5.7%	60,326	-22.1%
Bonds	5,471,457	5,217,263	4.9%	4,900,639	11.6%
Subordinated bonds	1,053,972	1,038,735	1.5%	1,060,042	-0.6%
Interbank borrowings	2,284,729	2,277,389	0.3%	2,346,109	-2.6%
Other financial liabilities	11,957	10,764	11.1%	10,885	9.8%
Total Funding	**24,389,406**	**23,608,059**	**3.3%**	**23,423,267**	**4.1%**

Our strategy of diversification also includes two syndicated loans, one for US$465 million maturing in April 2020 and a US$200 million AB Loan led by IFC (a 5-year tenor for the A Loan, maturing in December 2020, and a 3-year tenor for the B Loan, already due in December 2018).


Bonds in CLP & UF (expressed in USD mn)
Spread vs. Peers
<6 years
6 - 10 years
> 10 years
8 bp
7 bp
5 bp
5 bp
7 bp
5 bp
4 bp
9 bp
2 bp
6 bp
6 bp
6 bp
6 bp
4 bp
6 bp
5 bp
4 bp
123
123
41
44
147
82
101
205
103
82
82
123
82
82
82
82
103
04-04-2017
04-04-2017
08-25-2017
09-25-2017
10-17-2017
02-06-2018
02-21-2018
03-14-2018
04-13-2018
06-05-2018
02-11-2019
02-15-2019
02-25-2019
02-26-2019
03-07-2019
03-14-2019
05-07-2019

Itaú Corpbanca

48

Management Discussion & Analysis | Risk and Capital Management

Itaú

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for share-holders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

The bank has established a risk and capital commission to assist our board and management in its assessment and management of market and liquidity risks, P&L, and capital adequacy, in accordance to both economic principles and the rules set forth by local regulation and those of Basel I, II, and III. These principles and rules are applied to provide oversight and management of market and liquidity risks, P&L, and economic capital principles, to review the effectiveness of those related policies and limits and to review the adherence to market and. liquidity risk and capital policies and procedures throughout the bank.

We take a prospective stance in relation to capital management and, through our internal capital adequacy assessment process, we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the "Basel III Committee on Banking Supervision" ("BIS III") that were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

In Ch$ million	2Q19	1Q19
High Quality Liquid Assets	2,064,824	1,537,679
Potential Cash Outflows	3,507,247	3,158,712
LCR (%)	122.2%	124.9%

In Ch$ million	2Q19	1Q19
High Quality Liquid Assets	478,040	739,314
Potential Cash Outflows	1,041,683	1,034,895
LCR (%)	170.0%	123.5%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2113 per COP as of June 30, 2019.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. On the other hand, BACEN establishes a limit of 100% for LCR. Accordingly, our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

In Ch$ million	2Q19	1Q19
Available Stable Funding	14,347,277	14,211,825
Required Stable Funding	15,655,821	15,515,928
NSFR (%)	91.6%	91.6%

In Ch$ million	2Q19	1Q19
Available Stable Funding	3,792,374	3,675,461
Required Stable Funding	4,339,645	4,173,964
NSFR (%)	87.4%	88.1%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2113 per COP as of June 30, 2019.

Only BACEN set a limit for NSFR. This limit is currently set at 85%. Accordingly, our internal minimum limit for NSFR set by the board of directors is 85%.

Note: Data for Chile includes our New York branch and data for Colombia includes its subsidiary in Panama.

Itaú Corpbanca 49

Management Discussion & Analysis | Risk and Capital Management

Itaú

Capital

Highlight

- At the end of second quarter of 2019 our regulatory capital ratio reached 14.48%, an increase of 16 basis points when compared to the first quarter of 2019.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* (CMF) which follows the Chilean banking law capital requirements. On January 12, 2019 a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF.

Once the CMF replaced the SBIF, effective as of June 1, 2019, within 18 months from this date, the CMF will issue a regulation for several key definitions for the whole impacts of the implementation to be known, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, possible changes in credit RWA density as well as the definitive models for market and operational risk, and the general implementation phase-in period.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital —stated by the referential equity or total capital, composed of Tier I capital and Tier II capital— and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

As of April 30, 2019, the last public information published by the CMF, the average regulatory capital ratio of the three largest private banks in Chile was 13.1%.

Solvency Ratios

	In Ch$ millions, end of period	2Q19	1Q19
	Core capital [1]	**3,377,074**	**3,338,117**
	(-) Goodwill	(1,175,348)	(1,178,346)
	(+) Subordinated debt	1,015,260	999,394
	(+) Additional provisions	6,743	6,743
	(+) Minority interest	227,292	226,164
	= Regulatory capital (Core capital + Tier II capital)	**3,451,021**	**3,392,072**
	Risk-Weighted assets (RWA)	**23,838,899**	**23,685,434**
Ratios (%)	**BIS (Regulatory capital / Risk-weighted assets) [2]**	**14.48%**	**14.32%**
Ratios (%)	Core capital ratio [1] (ex-goodwill)	9.24%	9.12%

Note: **(1)** Core Capital = *Capital básico* according to CMF current definitions; **(2)** BIS Ratio = Regulatory capital / RWA, according to CMF current definitions.

Main changes in the quarter

The 16 basis points increase from 14.32% to 14.48% was due to an increase in our core capital due to higher net income and higher subordinated bonds –driven by positive exchange rates (UF and COP)– in the period.

These positive effects were partly offset by a decrease in risk weighted assets (RWA) explained by a loan growth in all three segments commercial, mortgage and consumer) in the second quarter of 2019.


16 bp
7 bp
-9 bp
2 bp
14.32%
14.48%
1Q19
Core Capital (1)
Subordinated Bonds
RWA
Other
2Q19

Itaú Corpbanca

50

Additional Information Management Discussion & Analysis

(This page was intentionally left blank) Itaú Corpbanca 52

Management Discussion & Analysis | Our Shares

Our Shares

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (**ITAUCORP**). Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$2.9 trillion | **US$4.3** billion

Sell-side ratings

1	6	0
Buy	Hold	Sell

Source: Sell-side reports.

Average daily traded volumes 12-month period ended June 30, 2019 (US$ million)


3.05
0.20
3.26
Santiago
NY
Total

Corporate Structure Chart

As of June 30, 2019 shareholders structure was as follows:


Itaú Unibanco
38.14%
Saieh Family[1]
28.57%
IFC
3.32%
Others
29.97%
Itaú Corpbanca
512,406,760,091 (# total shares)

1– Includes 508,725,981 shares owned by Cía. Inmobiliaria y de Inversiones Saga SpA that are under custody


Others
Free Float
Others
3.49%
Sec. Brokerage
12.68%
Local
Inst. Investors
5.15%
154 bn.
(# shares)
8.65%
ADR's & Foreign
Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 06/30/2019	**5.66**	**12.50**
Maximum price in the quarter	6.05	13.60
Average Price in the quarter	5.75	12.56
Minimum price in the quarter	5.44	11.45
Closing Price at 03/31/2019	**6.00**	**12.98**
Closing Price at 06/30/2018	**6.39**	**14.85**
Change in 2Q'19	**-5.70%**	**-3.67%**
Change in LTM	**-11.40%**	**-15.82%**
Average daily trading volume LTM (million)	**2,070.39**	**0.20**
Average daily trading volume in 2Q'19 (million)	**1,424.38**	**0.05**

Shareholder Base and Ratios	2Q19	1Q19	2Q18
Number of outstanding shares (million)	512,406.8	512,406.8	512,406.8
Recurring Diluted Earnings per share in the quarter (Ch$)	0.12	0.07	0.13
Accounting Diluted Earnings per share in the quarter (Ch$)	0.10	0.06	0.11
Recurring Diluted Earnings per ADR in the quarter (US$)	0.26	0.15	0.29
Accounting Diluted Earnings per ADR in the quarter (US$)	0.23	0.12	0.26
Book value per share in the quarter (Ch$)	6.59	6.51	6.38
Price* / Earnings (P/E)	13.78	27.21	14.12
Price*/ Tangible Book Value (P/B)	0.86	0.92	1.00

* Closing price on the last trading day of each period.

Dividends

Dividend policy approved by shareholders in March 2017 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income **net of the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement"** whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

Itaú Corpbanca paid its last annual dividend of **Ch$0.100728627 / share** in Chile on March 19, 2019. The dividend payout ratio was 30% of 2018 Net Income, equivalent to a dividend yield of 1.64%. For purposes of capital requirements, annual dividends are provisioned at 30%.

The following table shows dividends per share distributed during the past five years:

Company	Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)	% Distributed	Dividend per Share (Ch$)
Banco Itaú Chile	2014	**2015**	85,693	31%	18,447.50
Corpbanca	2014	**2015**	226,260	50%	0.33238491
Corpbanca	Retained Earnings	**2015**	239,860	100%	0.70472815
Banco Itaú Chile	2015	**2016**	104,336	50%	36,387.38
Corpbanca	2015	**2016**	201,771	50%	0.29640983
Corpbanca	2015	**2016**	201,771	UF 124,105	0.00939188
Itaú Corpbanca	2016	**2017**	2,059	30%	0.001205475
Itaú Corpbanca	2017	**2018**	57,447	40%	0.044844689
Itaú Corpbanca	2018	**2019**	172,047	30%	0.100728627

Itaú Corpbanca 53

Management Discussion & Analysis Ratings Credit Risk Ratings International Credit Risk Rating On a global scale, Itaú Corpbanca is rated by two worldwide recognized agencies: Moody´s Investors Service (‘Moody’s’) and Standard & Poor´s Global Ratings (‘Standard & Poor’s’ or ‘S&P’). On July 27, 2018, Moody’s affirmed ‘A3/Prime-2’ ratings following the downgrade of Chile’s sovereign rating to ‘A1’ from ‘Aa3’, which reflected the government’s lower capacity to provide financial support to the country’s banks. Although the government’s capacity to provide support has decreased slightly, it remains very strong. Consequently, the bank’s long-term ratings continue to benefit from two notches of uplift from its ‘baa2’ adjusted baseline credit assessment. Itaú Corpbanca’s ‘A3’ ratings reflect the bank’s conservative risk management, and improving business prospects in Chile and Colombia (‘Baa2/Negative’), which will support the stabilization of asset quality and profitability following two years of below-peer-average performance. However, our ratings will remain constrained by low capitalization and could face downward pressure if our ongoing retail strategy implementation does not lead to higher profitability and lower dependence on wholesale funding. Following a substantial improvement in its net income/tangible banking assets, we expect Itaú Corpbanca’s profitability to benefit from loan growth and lower funding costs, which will boost its already solid 3% net interest margin, despite still-high credit costs. Itaú Corpbanca’s funding strategy, however, may take time to materialize. The Outlook is ‘Stable’ reflecting our conservative risk management and improving business prospects in Chile and Colombia, which will support the stabilization in asset quality and profitability following two years of below-peer-average performance. Moody´s Rating Long term Counterparty Risk Rating (CRR) A2 Long-term foreign currency deposits A3 Long-term foreign currency debt A3 Short-term foreign currency deposits Prime-2 Outlook Stable On May 28, 2019, Standard & Poor´s affirmed our ‘BBB+/A-2’ ratings. The outlook is ‘Stable’ reflecting the reduction of non-recurring events and credit provision expenses that reinforce our expectation of improving financial results in the next 24 months. On the other hand, further industry consolidation in Chile, low inflation, and choppy economic activity are the main barriers to higher profitability. S&P expects the bank’s capital indicators to remain the major weakness given the high goodwill burden following the merger between Corpbanca and Itaú Chile. Our ratings continue to overhaul our business model by expanding the platforms, products, and segmentation of Itaú Unibanco in the retail segment; while focusing on the core portfolio in the wholesale segment and increase non-interest related revenue (such as cash management). Although the bank has lost some market share in the last few years as a result of readjusting its commercial portfolio, loan origination started to grow in 2018. This growth, together with the stabilization of the non-recurring effects and the decrease in provision expenses, has generated in 2018 the strongest profit in the last three years (return to assets of around 0.9% excluding the amortization of intangibles). Additionally, Itaú Corpbanca maintains a solid level of regulatory capital of 14.3%, which is above the industry average. Furthermore, the bank has wide access to funding and maintains adequate levels of liquidity. Since the merger, the bank’s assets and liabilities management strategy has been adjusting funding costs, while seeking to extend its maturity dates, and diversifying the funding structure. Itaú Corpbanca Standard & Poor´s Rating Long-term issuer credit rating BBB+ Senior unsecured bonds BBB+ Short-term issuer credit rating A-2 Outlook Stable Local Credit Risk Rating On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. (‘Feller Rate’) and by Clasificadora de Riesgo Humphreys Ltda. (‘Humphreys’). On March 29, 2019, Feller Rate affirmed local ratings in ‘AA’ and Outlook as ‘Positive’. Itaú Corpbanca’s ratings reflect a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The ‘Positive’ outlook reflects the sound trend on generation capacity, with growing results derived from a greater commercial activity and controlled provisions for loan losses. To the extent that the implementation of the strategy, the completion of the merger process and higher levels of activity allow the bank to consolidate profitability –and consistently achieving results in line with the average of the banking industry– with a healthy credit quality, ratings should be upgraded. Feller Rate Rating Long-term issuer credit rating AA Senior unsecured bonds AA Letter of credit AA Long-term deposits AA Subordinated bonds AA- Short-term deposits Nivel 1+ Shares 1ª Clase Nivel 1 Outlook Positive On May 30, 2019, Humphreys assigned a ‘AA/Nivel 1+’ rating to our long-term and short term debt, respectively, and a ‘Positive’ outlook reflecting Humphreys expectation that the bank strategy is positively impacting credit quality and will benefit profitability levels. Our ratings mainly reflect our capacity to develop a business model and an organizational structure based on solid formal control to monitor credit, market and operational risks. The strength of the control environment lies in the bank’s internal policies, its organizational culture, regulatory requirements and in the know-how of its parent company, Itaú Unibanco. Likewise, ratings positively incorporate the bank being listed in the Santiago Exchange (2002) and in the NYSE (2004). As an SEC-compliance company, Itaú Corpbanca benefits from high corporate governance practices and, broad market disclosure. Likewise, ratings incorporate that current controlling shareholder is a large and experienced financial group within the Latin American with a leading position in the Brazilian market. Humphreys Rating Long-term issuer credit rating AA Senior unsecured bonds AA Letter of credit AA Long-term deposits AA Subordinated bonds AA- Short-term deposits Nivel 1+ Shares 1ª Clase Nivel 1 Outlook Positive 54

CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl Itaú Corpbanca 55